Exhibit (a)(1)


                           Offer to Purchase for Cash
                       All Outstanding Ordinary Shares and
                           American Depositary Shares

                                       of

                               Indigo Aviation AB

                                       at

                              $13.00 Net per Share

                                       by

                                AerFi Sverige AB,
                     an indirect, wholly-owned subsidiary of

                                 AerFi Group plc

     THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK
          CITY TIME, ON WEDNESDAY DECEMBER 15, 1999, UNLESS EXTENDED.

    INDIGO'S BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE COMBINATION AGREEMENT AND DETERMINED THAT THE COMBINATION AGREEMENT AND THE OFFER ARE FAIR TO YOU AND IN YOUR BEST INTEREST. THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU ACCEPT THE OFFER AND TENDER YOUR SHARES UNDER THE OFFER.

    Bear Stearns & Co. Inc. has delivered to Indigo's board of directors its written opinion that, as of the date of the opinion and based on and subject to the assumptions and qualifications stated in the opinion, the consideration to be paid in the offer is fair, from a financial point of view, to the holders of Indigo shares, other than Indigo's controlling shareholders.

                                    IMPORTANT

    You may tender all or any portion of your Indigo shares by:

    o completing and signing the letter of transmittal that accompanies this document according to the instructions in the letter of transmittal, having your signature guaranteed if required by Instruction 1 to the letter of transmittal, and mailing or delivering the letter of transmittal together with the Indigo share certificates and any other required documents to the depositary at the address set forth on the back cover;

    o tendering your Indigo shares according to the procedure for book-entry transfer described in "The Tender Offer" Procedures for Accepting the Offer and Tendering Shares"; or

    o asking your broker, dealer, commercial bank, trust company or other nominee to tender your shares for you.

    If your Indigo shares are registered in the name of a broker, dealer, bank, trust company or other nominee you must contact that broker, dealer, bank, trust company or other nominee if you desire to tender your Indigo shares.

    If you desire to tender your Indigo shares and your Indigo share certificates are not immediately available, or you cannot comply with the procedure for book-entry transfer on a timely basis, or you cannot deliver all required documents to the depositary before the expiration of the offer, you may tender your Indigo shares by following the procedures for guaranteed delivery described under the caption "The Tender Offer" Procedures for Accepting the Offer and Tendering Shares".

    You should direct questions or requests for assistance to the information agent or the dealer manager at their addresses and telephone numbers listed on the back cover of this document. You may obtain additional copies of this document, the letter of transmittal, the notice of guaranteed delivery and other related materials from the information agent or the dealer manager.

    THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                                 ---------------

                      The dealer manager for the offer is:

                              GREENHILL & CO., LLC

November 17, 1999

                                TABLE OF CONTENTS


                                                              Page
                                                              ----
                     INTRODUCTION.........................      1
                     SPECIAL FACTORS......................      3
                       Background of the Offer............      3
                       Recommendation of Indigo's Board of
                          Directors; Fairness of the
                          Offer...........................      6
                       Opinion of Financial Advisor to
                          Indigo's Board of Directors.....      7
                       Position of AerFi and AerFi Sverige
                          Regarding Fairness of the Offer.     12
                       Purpose and Structure of the Offer;
                          Reasons of AerFi for the Offer..     12
                       Plans for Indigo after the Offer...     13
                       Rights of Shareholders in the
                          Offer...........................     13
                       The Combination Agreement..........     14
                       The Share Exchange Agreement.......     20
                       The Share Purchase Agreement.......     23
                       The Option Agreement...............     23
                       The Registration Rights Agreement..     23
                       The Tag-Along Rights Agreement.....     24
                       Letter Regarding Intention to
                          Tender..........................     24
                       Interests of Certain Persons in the
                          Offer...........................     24
                     THE TENDER OFFER.....................     28
                       Terms of the Offer.................     28
                       Acceptance for Payment and Payment
                          for Shares......................     29
                       Procedures for Accepting the Offer
                          and Tendering Shares............     30
                       Withdrawal Rights..................     32
                       United States Federal Income Tax
                          Consequences....................     33
                       Price Range of Shares; Dividends...     34
                       Certain Information Concerning
                          Indigo..........................     35
                       Certain Information Concerning AerFi
                          and AerFi Sverige...............     38
                       Financing of the Offer.............     41
                       Dividends and Distributions........     42
                       Certain Effects of the Offer.......     42
                       Certain Conditions of the Offer....     43
                       Certain Legal Matters; Regulatory
                          Approvals.......................     45
                       Fees and Expenses..................     47
                       Miscellaneous......................     48
                                    SCHEDULES
                     SCHEDULE I - Directors and Executive
                       Officers of Indigo.................    I-1
                     SCHEDULE II - Directors and
                       Executive Officers of AerFi and
                       AerFi Sverige......................   II-1
                     ANNEX A - Opinion of Bear Stearns....    A-1

To the Holders of Indigo Shares:

                                  INTRODUCTION

    AerFi Sverige AB or AerFi Sverige, a Swedish corporation, offers to purchase any and all issued and outstanding ordinary shares nominal value SEK 3.14 per share and, without duplication, the American depositary shares each representing one ordinary share, of Indigo Aviation AB or Indigo, a Swedish limited liability company, at a price of $13.00 per Indigo share, net to the seller in cash. AerFi Sverige is an indirect, wholly-owned subsidiary of AerFi Group plc or AerFi, an Irish limited liability company. Certain shareholders of Indigo, the controlling shareholders, who own approximately 72.7% of Indigo's issued and outstanding shares, have agreed to exchange and/or sell those shares to AerFi and AerFi Sverige in separate transactions under a share exchange agreement and/or a share purchase agreement. This offer is made subject to the terms and conditions listed in this document and in the letter of transmittal. This document refers
(1) to the shares and the American depositary shares described above collectively as the Indigo shares, (2) to the offer described in this document, together with any amendments and supplements (including the letter of transmittal), as the offer, (3) to AerFi Group plc as AerFi, we or us and (4) to the time when the offer is declared unconditional as the unconditional time.

You will not be obligated to pay brokerage fees or commissions (except for fees which may be payable in respect of custodial or other beneficiary accounts) or, except as otherwise provided in Instruction 6 of the letter of transmittal, stock transfer taxes on our purchase of Indigo shares under the offer. We will pay all charges and expenses incurred in connection with the offer of Greenhill & Co., LLC, the dealer manager for the offer, Bankers Trust Company, the depositary with respect to the Indigo shares and the offer, and Corporate Investor Communications, Inc., the information agent for the offer. See "The Tender Offer -- Fees and Expenses".

    INDIGO'S BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE COMBINATION AGREEMENT AND DETERMINED THAT THE COMBINATION AGREEMENT AND THE OFFER ARE FAIR TO YOU AND IN YOUR BEST INTERESTS. THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU ACCEPT THE OFFER AND TENDER YOUR SHARES UNDER THE OFFER.

    Indigo has filed with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9, which is being mailed to you with this document.

    Bear Stearns & Co. Inc., has delivered to Indigo's board of directors its written opinion that, as of the date of the opinion and based on and subject to the matters stated in the opinion, the consideration to be paid in the offer is fair, from a financial point of view, to the holders of Indigo shares other than Indigo's controlling shareholders. See "Special Factors -- Opinion of Financial Advisor to Indigo's Board of Directors" for further information concerning Bear Stearns' opinion.

The controlling shareholders of Indigo have agreed not to tender their shares in the offer and, in a separate transaction, those shareholders have entered into a share exchange agreement and/or a share purchase agreement with us and AerFi Sverige. These shareholders own 8,197,568, or approximately 72.7%, of Indigo's issued and outstanding shares. Under the share exchange and share purchase agreements, 5,891,670 of these shares will be exchanged for 21,799,179 new ordinary shares of AerFi , reflecting an exchange ratio of 3.7 AerFi ordinary shares for each Indigo share, and the remaining 2,305,898 Indigo shares will be sold to AerFi Sverige for $13.00 per share in cash. No valuation of AerFi=s ordinary shares was prepared in connection with the offer, the share exchange agreement and the share purchase agreement transactions. AerFi=s ordinary shares are not listed on any recognized securities exchange or quotation system or traded on any recognized public trading market and are traded, on a very infrequent basis, only in private transactions. According to AerFi=s articles of association, each transfer of AerFi=s ordinary shares must be reported to AerFi, including the number of shares transferred and the price per share paid. In the three-month period from August 16, 1999, to November 16, 1999, the weighted average price of AerFi=s ordinary shares transferred was $2.121 per share. Given the limited and illiquid nature of the trading market for AerFi=s ordinary shares, this price may not reflect an accurate valuation of AerFi=s ordinary shares.The consummation of the offer is not conditional upon consummation of the share exchange and share purchase agreements. The consummation of the share exchange agreement and share purchase agreement transactions are not contingent upon consummation of the offer. The controlling shareholders of Indigo will be granted options to purchase up to 1,000,000 new ordinary shares of AerFi at $3.17 per share pursuant to an option agreement. See "Special Factors -- The Share Exchange Agreement", "Special Factors -- The Share Purchase Agreement" and "Special Factors -- The Option Agreement".

    The offer is being made under a combination agreement dated November 11, 1999 among Indigo, AerFi and AerFi Sverige. The offer is not conditioned on obtaining financing. The combination agreement provides, among other things, that following the unconditional time if AerFi Sverige owns more than 90% of the voting rights and more than 90% of the outstanding Indigo shares at that time, AerFi Sverige intends to take all action required to commence a compulsory acquisition under the Swedish Companies Act. The price to be paid to holders of Indigo shares in the compulsory acquisition will be determined under the Swedish Companies Act and may be higher, lower or equal to the offer price.

    Under the Swedish Companies Act, dissenters' rights are not available to you in connection with the offer. You should refer to "Special Factors -- Rights of Shareholders in the Offer" for a discussion of your rights under the Swedish Companies Act.

    Upon the closing of the share exchange agreement and share purchase agreement transactions, we have agreed to take all action that is necessary to appoint Mr. Karl-Axel Granlund and Mr. John Evans to AerFi's board of directors. Furthermore, we shall take all action necessary to appoint Mr. John Evans President and Chief Executive Officer of ErgoFi Inc., a subsidiary of AerFi. Finally, Indigo's existing employee stock option plans will be cancelled and replaced with, at the employee's choice, cash compensation in respect of the cancelled Indigo stock options or replacement options in AerFi's employee share option scheme, as set out in the combination agreement.

    As of November 11, 1999, there were 11,276,288 outstanding Indigo ordinary shares and options to purchase an aggregate of 295,920 Indigo ordinary shares at an average exercise price of $11.01 per Indigo share. Based upon the foregoing, there were approximately 11,572,208 Indigo shares outstanding on a fully diluted basis. Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of that extension or amendment), AerFi Sverige will accept and pay for all Indigo shares validly tendered and not withdrawn before the expiration date. AerFi Sverige reserves the right, subject to the terms and conditions of the combination agreement, to extend the period during which the offer is open by giving oral or written notice of the extension to the depositary. During any extension, all Indigo shares previously tendered and not withdrawn will remain subject to the offer, subject to your rights to your Indigo shares as described under "The Tender Offer -- Withdrawal Rights".

    Indigo's board of directors has not declared any dividends which have not been paid. If we acquire control of Indigo, we currently intend that, before the acquisition of the entire equity interest in Indigo, no further dividends will be declared on the Indigo shares.

    On April 7, 1998, Indigo filed a registration statement on Form F-1 under the Securities Act of 1933 for an offering of American Depositary Shares representing 3,300,000 ordinary shares. The offering price for the issue was $13.00 and the aggregate proceeds received by Indigo were $35,061,000. On March 18, 1998, Indigo filed a registration statement on Form F-6 to register the American depositary shares that were issuable upon registration and deposit of the ordinary shares.

    This document and the letter of transmittal contain important information which you should read carefully before making any decision about the offer.

                                 SPECIAL FACTORS

Background of the Offer

Recent Contacts, Negotiations and Transactions Between AerFi and Indigo

    On December 18, 1998, Mr. Patrick Blaney, the Chief Executive of AerFi, wrote to Mr. Karl-Axel Granlund, the Chairman of Indigo, to inform him of the recent completion of AerFi's restructuring and suggested a meeting to consider whether an opportunity may exist for both organizations to work together to their mutual benefit. Mr. Granlund responded on December 21, 1998 by noting that Indigo was agreeable to a meeting to explore what opportunities might exist which could benefit Indigo and AerFi.

    On January 13, 1999, Mr. Blaney and Mr. Edward Hansom, AerFi's Chief Financial Officer, met with Mr. Granlund at AerFi's offices in Shannon, Co. Clare, Ireland. Both parties discussed their respective businesses and their respective strategies for future growth. In particular, Mr. Blaney discussed AerCo Limited, a bankruptcy-remote special purpose company that owns and leases 33 commercial jet aircraft and in which AerFi holds certain subordinated debt securities and all of the residual economic interest. Mr. Blaney discussed how AerCo Limited could purchase additional aircraft, and if Indigo was interested, a proposal to securitize some or all of Indigo's existing fleet in AerCo Limited could be submitted to AerCo Limited's board of directors.

    On January 14, 1999, Mr. Bradley Winograd, Executive Vice President and Chief Financial Officer of Indigo Airlease Corporation, a wholly owned U.S. subsidiary of Indigo, wrote to Mr. Blaney offering a Boeing 737-200 aircraft for sale. Mr. Blaney replied to Mr. Winograd on January 14, 1999 to the effect that the proposed sale fell outside AerFi's acquisition criteria and therefore was not of interest to AerFi.

    On February 4, 1999, Mr. Hansom made a presentation on securitization opportunities for Indigo to the Indigo board of directors. Mr. Hansom outlined AerFi's experience with aircraft securitization, including the structure and economic aspects of AerCo Limited. In addition, Mr. Hansom gave his views on each of the funding options available to Indigo including bank debt, public debt, aircraft sales and securitizations. Mr. Hansom also provided a comparison of the possible financial terms of an aircraft securitization by AerCo Limited compared with other aircraft securitization vehicles. On March 19, 1999, Mr. Blaney spoke with Mr. Granlund during which conversation Mr. Blaney stated that he would write to Mr. Granlund in this regard.

    On March 30, 1999, Mr. Blaney wrote to Mr. Granlund concerning the consolidation trend in the aircraft leasing industry. Mr. Blaney stated that it was his view that Indigo and AerFi must identify either a chosen niche in the industry or seek amalgamation opportunities in order to compete effectively with industry leaders. Mr. Blaney noted that AerFi and Indigo had businesses and management teams which were complementary with little overlap. In addition, Indigo had achieved good market recognition and had developed a significant track record in the aircraft leasing industry in a short space of time. Meanwhile, AerFi had become a strong, cash rich company which had successfully launched the AerCo Limited securitization vehicle. In his letter, Mr. Blaney proposed that AerFi and Indigo merge their businesses as this would combine complementary skills and achieve critical mass in terms of portfolio and financing capability. Mr. Blaney stated that he believed the following issues would have to be addressed to achieve such a combination:

    o   the relative valuation of both entities;

    o the amount of liquidity or cash provided to those shareholders who wished to exit; and

    o   the balance of continuing shareholders and allocation of control.

    During the first week of April 1999, Mr. Granlund advised Mr. Blaney that Indigo was already in discussions with other parties who were interested in possible investment in, or combination with, Indigo. However, Mr. Granlund indicated that Indigo's Board of directors would be prepared to consider any offer AerFi was prepared to make. Mr. Granlund emphasized that Indigo did not feel it was obliged to find a combination opportunity at that time and consequently, in any proposals to be made by AerFi, the valuation attributed to Indigo and the liquidity offered to Indigo's shareholders would be very important.

    On April 16, 1999, AerFi and Indigo entered into a confidentiality agreement following which AerFi provided Indigo with certain confidential information relating to AerFi.

    On April 26, 1999, Mr. Blaney and representatives of Greenhill & Co., financial adviser to AerFi, met with Mr. Mitchell Gordon, a non-executive director of Indigo, appointed by Indigo's Board to represent the interests of Indigo's public shareholders. The parties discussed which Indigo shareholders wanted liquidity and the possible advantages to Indigo of proceeding with a combination with AerFi.

    On May 4, 1999, Mr. Blaney wrote to Mr. Granlund proposing that, subject to Board approval and customary due diligence, AerFi would make a cash tender offer for some of Indigo's shares, with certain Indigo shareholders agreeing to exchange their Indigo shares for AerFi's ordinary shares at an agreed exchange ratio. Mr. Blaney attached an analysis from Greenhill & Co. that assumed a $13.00 per share offer price in the cash tender offer. In addition, Mr. Blaney also proposed that Mr. John Evans, Chief Executive Officer of Indigo Airlease Corporation, a U.S. wholly owned subsidiary of Indigo, would be offered a senior management position in the combined entity.

    On May 10, 1999, Mr. Granlund spoke with Mr. Blaney and Mr. Hansom and indicated that AerFi's proposal was not acceptable to Indigo for a number of reasons, including the total amount of cash available for the cash tender offer. Mr. Granlund also indicated that Indigo wished to receive $15 per share. Subsequently, AerFi indicated to Indigo that it was not willing to improve its offer.

    On June 9, 1999, Mr. Blaney met Mr. Evans in London where they discussed whether it was possible to re-commence discussions on a merger. On June 16, 1999, Mr. Blaney met with certain senior Indigo employees at the Paris Air Show during which the Indigo employees outlined their experience and achievements to date.

    On June 14, 1999, Indigo's board of directors held a special telephonic meeting to discuss the possibility of a transaction with AerFi. Mr. Granlund and Mr. Evans reported on the status of the discussions with AerFi and another potential acquiror that had expressed an interest in a combination with Indigo. Indigo's board agreed to engage an investment bank to act as financial advisor in evaluating a possible transaction and appointed a sub-committee, consisting of Mr. Granlund, Mr. Evans, Mr. Gordon, Mr. David Neeleman and Mr. Geir Stormorken as members, Mr. Bradley Winograd as secretary and Mr. Jan-Eric Osterlund as deputy, to select the investment bank and to handle contacts with the investment bank relating to a possible transaction.

    On June 15, 1999, the sub-committee of Indigo's board of directors met and selected Bear Stearns & Co., Inc. to act as its financial advisor.

    On June 18, 1999, Indigo and AerFi entered into a further confidentiality agreement following which both parties exchanged information relating to each other's business, including financial projections relating to Indigo's business. See "The Tender Offer -- Certain Information Concerning Indigo".

    On June 23, 1999, Mr. Blaney, certain AerFi employees and representatives of Greenhill & Co. met with Mr. Evans, Mr. Winograd and representatives of Bear Stearns in New York, and Mr. Evans and Mr. Winograd made a presentation about Indigo's business and financial situation.

    On July 16, 1999, Mr. Blaney wrote to Mr. Granlund to outline AerFi's proposed terms for a potential acquisition of Indigo by AerFi. The proposal was subject to AerFi's board of directors' approval, all necessary regulatory approvals and to due diligence. It included a cash offer of $11.00 per Indigo share for 6.706 million Indigo shares and a share exchange in respect of Indigo's remaining shares at an exchange ratio of one Indigo share for 3.593 AerFi ordinary shares. The proposal also offered two AerFi board seats to representatives of Indigo following the combination.

    On July 21, 1999, Mr. Gordon spoke with Greenhill & Co. during which he emphasized that the cash purchase price would have to be over $13.00 per share. Following further discussions between the parties, on July 26, 1999, Mr. Gordon called Greenhill & Co. to confirm that a cash tender offer of $13.00 per Indigo share up to a maximum of $70 million, with the remaining shares exchanging at a ratio of one Indigo share for 3.875 AerFi ordinary shares, would be acceptable to Indigo subject to satisfaction of significant remaining outstanding issues.

    On July 30, 1999, Mr. Blaney wrote to Mr. Granlund to outline AerFi's proposed terms for a potential acquisition of Indigo, subject to AerFi's board of directors' approval, regulatory approval and due diligence. Mr. Blaney indicated that AerFi would be prepared to pay $13.00 per share for 5.385 million Indigo shares with the remaining Indigo shares exchanging for AerFi shares at a ratio of one Indigo share for 3.875 AerFi ordinary shares.

    On August 5, 1999, Indigo's board of directors held a special meeting to consider the proposed transaction with AerFi. Indigo's board reviewed the status of discussions with AerFi and received an oral report from Bear Stearns. Indigo's board of directors resolved to enter into an exclusivity agreement with AerFi and to dissolve the sub-committee that had been formed at the June 14, 1999 meeting. Mr. Granlund and Mr. Evans were designated the contact persons for further discussions with AerFi.

    On August 6, 1999, Indigo granted AerFi an exclusivity period for the negotiation of terms on a combination of both entities. Subsequently this was extended to November 10, 1999.

    During August and September 1999, the parties undertook extensive due diligence on each other's businesses. Following the completion of the due diligence reviews in mid September, both parties held discussions to consider issues raised by the due diligence process.

    Following their discussion, on September 24, 1999, Mr. Blaney wrote to Mr. Granlund to propose a combination on the following terms:

    (i)   a cash tender offer of $13.00 per Indigo share,

    (ii)  a total cash tender offer of $70 million,

    (iii) an exchange ratio of 3.7 AerFi ordinary shares per Indigo share not tendered in the offer,

    (iv) new options over 4 million AerFi ordinary shares at an exercise price of $3.00 per share for Indigo employees,

    (v) a loyalty bonus of $0.75 per new AerFi share option granted to Indigo employees,

    (vi)  AerFi board seats for Mr. Granlund and Mr. Evans,

    (vii) Mr. Evans to become Chief Executive Officer of AerFi's newly formed U.S. subsidiary.

    Mr. Blaney also wrote to Mr. Evans on September 24, 1999, to outline in more detail the benefits of the proposed merger for Indigo's employees, including proposed terms for exchanging existing Indigo employee options for AerFi options. Following further discussions between Mr. Blaney, Mr. Granlund and Mr. Evans, it was agreed that those shareholders in Indigo participating in the share exchange would receive options to purchase in aggregate 1 million AerFi ordinary shares at $3.17 per share exercisable within three years of the closing of any combination transaction.

    On October 19 and 20, 1999 the management of both entities met in Ireland to discuss each other's businesses further.

    During the remainder of October and November 1999, AerFi, Indigo, the controlling shareholders and their respective counsel negotiated the structure of the combination and the agreements to implement it, including the combination agreement, the share exchange agreement, the share purchase agreement and the option agreement.

    On November 7, 1999, AerFi's directors held a conference call with AerFi's management and AerFi's legal and financial advisors to review the status of the proposed transaction with Indigo.

    On November 9, 1999, Indigo's board of directors held a special telephonic meeting to review, with the advice and assistance of Indigo's financial and legal advisors, the final proposed terms and conditions of the combination agreement, the tender offer and related transactions. Indigo's Swedish and U.S. counsel reviewed the terms and conditions of the combination agreement as well as the agreements that were to be entered into by the controlling shareholders, including the share exchange agreement, the share purchase agreement and the option agreement. Representatives of Bear Stearns summarized and reviewed their financial analysis of the proposed transaction and delivered Bear Stearns' opinion that, as of November 9, 1999, the $13.00 per share in cash to be received by the holders of Indigo shares in the offer was fair, from a financial point of view, to such holders, other than Indigo's controlling shareholders. Indigo's board of directors then discussed the merits of the proposed combination agreement and offer. At the conclusion of this discussion, Mr. Evans informed the board that there were outstanding issues relating to the terms of employment that were being offered by AerFi to Indigo's key management employees and requested that the board allow him an additional day to continue to negotiate such terms prior to making a final decision on the proposal. The members of the board agreed to allow Mr. Evans an additional day to negotiate such terms and accordingly the board meeting was adjourned until November 10, 1999.

    On November 10, 1999, Indigo's board of directors reconvened its special telephonic meeting. Mr. Evans informed the board that Indigo's key management employees were satisfied with the terms of their proposed employment arrangements. Following a brief discussion on the terms of the combination agreement and the offer, Indigo's board of directors unanimously approved that Indigo enter into the combination agreement, determined that the combination agreement and the offer are fair to and in the best interests of the holders of Indigo shares and recommended that the shareholders of Indigo, other than the controlling shareholders, accept the offer and tender their Indigo shares pursuant to the offer.

    On November 10, 1999, AerFi's board of directors met and reviewed the terms and conditions of the combination agreement, the offer, the share exchange agreement, the share purchase agreement and all related agreements. Following such review AerFi's board of directors unanimously approved the offer and AerFi's entry into the combination agreement, the share exchange agreement, the share purchase agreement and all related agreements.

    The combination agreement, the share exchange agreement, the share purchase agreement and the other related agreements were signed on November 11, 1999.

Recommendation of Indigo's Board of Directors; Fairness of the Offer

(a)  Recommendation of Indigo's Board of Directors.

    AT A MEETING ON NOVEMBER 10, 1999, INDIGO'S BOARD OF DIRECTORS, A MAJORITY OF WHICH IS COMPOSED OF DIRECTORS WHO ARE NOT EMPLOYEES OF THE COMPANY, UNANIMOUSLY APPROVED THE COMBINATION AGREEMENT AND THE OFFER AND DETERMINED THAT THE COMBINATION AGREEMENT AND THE OFFER ARE FAIR TO YOU AND IN YOUR BEST INTEREST. THE BOARD RECOMMENDS THAT YOU ACCEPT THE OFFER AND TENDER YOUR SHARES UNDER THE OFFER.

(b)  Reasons for the Recommendation of the Board of Directors.

    In making its recommendation to Indigo's shareholders, Indigo's board of directors considered a number of factors, including, but not limited to, the following:

    (i)    the terms and provisions of the combination agreement and the offer;

    (ii) discussions with management of Indigo (at board meetings on June 14, 1999, August 5, 1999, November 9, 1999 and November 10, 1999 and at previous board meetings) relating to Indigo's financial position, results of operations, business and prospects, including Indigo's prospects if it were to remain independent;

    (iii) the unfavorable treatment in the capital markets for small-cap commercial finance companies, such as Indigo, which made it difficult for Indigo to remain independent and obtain on attractive terms the additional capital necessary to grow its business;

    (iv) the results of previous discussions with third parties regarding potential merger or other business combination transactions with Indigo;

    (v) the trading price of Indigo's shares since its initial public offering in April 1998, and in particular the fact that over the past 12 months the shares had traded on the Nasdaq National Market primarily in a range between $6.00 and $9.00 and the fact that the $13.00 cash tender offer price represents a premium of approximately 27% over the last sale price of $10.25 for the Indigo shares on the Nasdaq National Market on November 9, 1999, the day prior to the meeting of the board to approve the combination agreement;

    (vi) the presentation by Bear Stearns at the November 9, 1999 board meeting and the oral opinion of Bear Stearns to the effect that, as of such date, and based on the assumptions made, matters considered and limits of review as set forth in the opinion, the $13.00 per Indigo share in cash to be received by the holders of Indigo shares in the offer was fair, from a financial point of view to such holders, other than the controlling shareholders. A copy of the written opinion of Bear Stearns, dated November 11, 1999, which sets forth the assumptions made, matters considered and certain limitations on the scope of review undertaken by Bear Stearns, is attached as Annex A hereto. Shareholders are urged to read the opinion of Bear Stearns carefully in its entirety;

           entirety. In entirety.connection with its determination, Indigo's board of directors expressly adoptedconsidered (i) the conclusion of Bear Stearns that the $13.00 per share cash tender offer price was fair, from a financial point of view, to the holders of Indigo shares, other than the controlling shareholders and (ii) the analyses by Bear Stearns upon which such conclusion was based and expressly adopted such conclusion and based.analyses. In its review of the analyses performed by Bear Stearns, Indigo's board of directors did not place greater weight on any one of the separate analyses prepared by Bear Stearns, but rather relied upon the summary and conclusions of Bear Stearns that the analyses, taken as a whole, supported the conclusion that the cash tender offer was fair, from a financial point of view, to the holders of Indigo shares. Stearns. Based on Bear Stearns= nationally recognized expertise in the commercial finance industry, its expertise and experience in the evaluation of businesses in connection with transactions similar to the one contemplated by the combination agreement, its and the board of directors= familiarity with Indigos business, financial condition, results of operations and prospects and itsBear Stearns= analyses and presentations related to the fairness opinion, Indigo's board of directors believes that Bear Stearns= opinion as to the fairness of the cash tender offer to the holders of Indigo shares was well supported and sound. Indigo's board of directors believes that the Bear Stearns oral presentations and its oral and written opinion supported the board of director=s fairness determination;

    (vii) the fact that holders of approximately 72.7% of the Indigo shares were prepared to enter into the related share exchange and share purchase agreements;

    (viii) the fact that the offer is not conditioned on the availability of financing; and

    (ix) the fact that the combination agreement permits Indigo's board of directors, in the exercise of its fiduciary duties, to terminate the combination agreement in favor of a superior alternative acquisition proposal although such termination would trigger the payment of a fee to AerFi by Indigo of $5 million and the reimbursement of expenses incurred by AerFi up to a maximum of $2 million.

    Indigo's board of directors recognized that the consummation of the offer and the combination will deprive Indigo's current public shareholders of the opportunity to participate in Indigo's future growth prospects and, therefore, in reaching its conclusion, the board determined that the historical results of operations and the future prospects of Indigo were adequately reflected in the $13.00 cash tender offer price per Indigo share. Indigo's board of directors also considered that although Indigo had in the past held discussions with third parties regarding possible merger or business combination transactions, no buyer other than AerFi had indicated an intention to make a proposal as favorable to Indigo and its shareholders as that in the offer and related transactions.

    In view of the variety of factors considered in connection with its evaluation of the transaction, Indigo's board did not assign relative weights to the specific factors considered in reaching its decision.

         In connection with its evaluation of the fairness of the offer, Indigo's board of directors did not consider valuations of Indigo based on any valuation methodologies other than those undertaken by Bear Stearns, because Indigo's board of directors, after discussion with Bear Stearns, determined such methodologies to be the most relevant to the values that would be realistically available to Indigo's shareholders. assessment of the offer. In addition, Indigo's board of directors did not consider the prices at which certain directors or their affiliates had purchased shares subsequent to Indigo's initial public offering (all of which were lower than the tender offer price) to be material in determining whether the cash tender offer was fair to Indigo's shareholders.

         The non-executive directors of Indigo have not retained an unaffiliated representative to act solely on behalf of the public shareholders for the purposes of negotiating the terms of the combination and tender offer or prepare a report concerning the fairness thereof. The combination and the tender offer are not subject to the approval by a majority of the public shareholders. If, after the expiration of the tender offer, AerFi Sverige owns more than 90% of the voting rights and more than 90% of the outstanding shares, AerFi Sverige intends to acquire the remaining shares under the compulsory acquisition. The price for the shares acquired under the compulsory acquisition must either be approved by (i) all the remaining minority shareholders or (ii) and arbitration tribunal. See also "Special Factors B Rights of Shareholders in the Offer."

         Indigo's board of directors expresslyconsidered and adopted the conclusion of Bear Stearns in connection with its determination that the $13.00 per share cash tender offer price was fair, from a financial point of view, to the holders of Indigo shares, other than the controlling shareholders.

    Considering the above factors, Indigo's board of directors determined that acceptance of the offer and the tender of Indigo shares pursuant to the offer would be in the best interest of Indigo's shareholders.

Opinion of Financial Advisor to Indigo's Board of Directors

    Indigo engaged Bear Stearns as its financial advisor based on Bear Stearns' experience and expertise. Bear Stearns is an internationally recognized investment banking firm that has substantial experience in merger and acquisition transactions. Bear Stearns, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Indigo selected Bear Stearns because it is a nationally known investment banking firm with expertise in the commercial finance industry, because it has experience in transactions similar to the one contemplated by the combination agreement and because it is familiar with Indigo and its business.

    At the November 9, 1999, meeting of Indigo's board of directors, Bear Stearns orally delivered its opinion to the effect that, as of the date thereof, and subject to the assumptions, qualifications and limitations set forth therein and to delivery of definitive agreements which Bear Stearns received on November 11, 1999 from Indigo, the cash tender offer was fair, from a financial point of view, to the holders of Indigo shares, other than Indigo's controlling shareholders.

    On November 11, 1999, Bear Stearns delivered its written opinion. We have attached as Annex A to this document the full text of Bear Stearns' written opinion and we urge you to read the opinion in its entirety. This opinion sets forth the assumptions made, matters considered and qualifications and limitations on the review undertaken by Bear Stearns and is incorporated herein by reference. THE SUMMARY OF THE BEAR STEARNS OPINION SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION WHICH IS ATTACHED AS ANNEX A TO THIS DOCUMENT.

    The amount of consideration to be paid to the holders of Indigo shares in the tender offer was determined by arm=s length negotiations between Indigo and AerFi and were not based on any recommendation by Bear Stearns. Bear Stearns was not requested by Indigo's board of directors to make, nor did Bear Stearns make, any recommendation as to the amount of the consideration to be received by the holders of Indigo shares. No limitations were imposed by Indigo on Bear Stearns with respect to the investigations made or the procedures followed by Bear Stearns in rendering the its opinion.

    In reading the discussion of the fairness opinion set forth below, Indigo shareholders should be aware that Bear Stearns' opinion:

    o   was provided to the Indigo board of directors for its use and benefit;

    o did not address Indigo's underlying business decision to enter into the combination agreement;

    o did not constitute a recommendation to the Indigo board of directors in connection with the combination agreement or the offer;

    o did not address the consideration to be received by Indigo's controlling shareholders; and

    o does not constitute a recommendation to any Indigo shareholder as to whether to accept the offer and tender shares.

    Certain shareholders of Indigo have entered into agreements simultaneously with the execution of the combination agreement pursuant to which, among other things, such shareholders have agreed to sell a portion of their shares for the same per share consideration as the offer and will exchange their remaining Indigo shares for AerFi ordinary shares. Although Bear Stearns evaluated the fairness, from a financial point of view, of the cash tender offer to the public shareholders of Indigo, the terms and conditions of the offer itself were determined by AerFi and Indigo through arm's-length negotiations. Bear Stearns provided advice to Indigo during the course of such negotiations. Indigo did not provide specific instructions to, or place any limitations on, Bear Stearns with respect to the procedures to be followed or factors to be considered by it in performing its analyses or providing its opinion.

    In the course of performing its review and analyses for rendering this opinion, Bear Stearns has:

        (i) reviewed the combination agreement, the share exchange agreement, the share purchase agreement and the option agreement;

        (ii) reviewed Indigo's Annual Report on Form 20-F for the year ended December 31, 1998 and its Quarterly Reports on Form 6-K for the periods ended March 31, 1999, June 30, 1999 and September 30, 1999;

        (iii) reviewed Indigo's Registration Statement on Form F-1 filed April 7, 1998;

        (iv) reviewed certain operating and financial information, including budgets and estimates, provided to Bear Stearns by Indigo's management relating to Indigo's businesses and prospects;

        (v) met with certain members of Indigo's senior management to discuss Indigo's business, operations, historical and projected financial results and future prospects;

        (vi) reviewed the historical prices, valuation parameters and trading volumes of the common shares of Indigo;

        (vii) reviewed certain publicly available financial data, stock market performance data and valuation parameters of companies which Bear Stearns deemed generally comparable to Indigo;

        (viii) reviewed the terms of recent acquisitions of companies which Bear Stearns deemed generally comparable to Indigo and the combination; and

        (ix) conducted such other studies, analyses, inquiries and investigations as Bear Stearns deemed appropriate.

    Bear Stearns has relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information, including without limitation, the budgets and estimates provided to Bear Stearns by Indigo. Bear Stearns has assumed, without independent verification, that the budgets and estimates have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Indigo as to their expected future performance. Bear Stearns has also relied upon the current and future estimates of aircraft values as published in the AVITAS BlueBook of Jet Aircraft Values and adjusted, as appropriate, by Indigo management. Bear Stearns has not assumed any responsibility for the independent verification of any such information or of the budgets and estimates provided to it, and has further relied upon the assurances of the senior management of Indigo that they are unaware of any facts that would make the information and budgets and estimates provided to Bear Stearns incomplete or misleading.

    In arriving at its opinion, Bear Stearns relied on the information set forth above and did not perform or obtain any independent appraisal of the assets or liabilities of Indigo and AerFi, nor was Bear Stearns furnished with any such appraisals. Bear Stearns assumed with Indigo's consent that the offer will be conducted in accordance with the terms described in the combination agreement, without the waiver of any material condition and with all the necessary material consents and approvals having been obtained without any limitations, restrictions, conditions, amendments or modifications that collectively would be material to Bear Stearns' analysis. Bear Stearns' opinion is necessarily based on economic, market and other conditions, and the information made available to Bear Stearns, as they exist and can be evaluated, as of the date of the opinion.

    The following is a brief summary of the material valuation and financial and comparative analyses considered by Bear Stearns in connection with the rendering of the Bear Stearns opinion. This summary does not purport to be a complete description of the analyses underlying the Bear Stearns opinion and is qualified in its entirety by reference to the full text of Bear Stearns' opinion.

    In performing its analysis, Bear Stearns made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Bear Stearns, AerFi and Indigo. Any estimates contained in the analysis performed by Bear Stearns are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by this analysis. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities may actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, as described above, Bear Stearns' opinion was among several factors taken into consideration by Indigo's board of directors in making its determination to approve the offer and the combination agreement.

    Bear Stearns' conclusion that the consideration to be received by the public shareholders is fair from a financial point of view was based on the following analyses:

    1) Comparable Companies Analysis. The company that Bear Stearns believed to be most comparable to Indigo is International Aircraft Investors or IAIS, a similarwhich, to Bear Stearns= knowledge, is the only other publicly traded small-capitalization commercial finance company engaged primarily in leasing aircraft. Based on closing prices as of November 4, 1999, IAIS was trading at a multiple of tangible book of 0.8x, a multiple of most recent quarter's annualized earnings before remarketing income of 7.3x, a multiple of estimated 1999 earnings of 7.9x and multiple of estimated 2000 earnings of 6.8x. The $13.00 cash tender offer price for the Indigo shares implies transaction multiples of 1.4x Indigo's book value, 18.2x Indigo's most recent quarter's earnings annualized before remarketing income, 10.2x Indigo's estimated 1999 earnings and 9.5x Indigo's estimated 2000 earnings.

                                                          IAAB
                                               IAIS   (Offer price)
                                               ----   -------------
              Price/Tangible Book..........    0.8x          1.4x
              Price/MRQA before
              Remarketing..................    7.3x         18.2x
              Price/1999E EPS..............    7.9x         10.2x
              Price/2000E EPS..............    6.8x          9.5x

    Bear Stearns also reviewed the trading multiples of a group of other transportation related commercial finance companies (comprised of Willis Lease Finance Corp., XTRA Corp., Rollins Truck Leasing Corp., and Interpool Inc.):

                                                         IAAB
                               Min    Max    Median  (Offer price)
                               ---    ---    ------  -------------
         Price/Tangible Book   0.8x   1.9x    1.2x          1.4x
         Price/1999E EPS...    7.3x  10.3x   10.0x         10.2x
         Price/2000E EPS...    4.6x   9.0x    6.7x          9.5x


    Bear Stearns also reviewed the trading multiples of a group of other non-investment grade commercial finance companies (comprised of LINC Capital, DVI, and Microfinancial):

                                                         IAAB
                               Min    Max    Median  (Offer price)
                               ---    ---    ------  -------------
         Price/Tangible Book   0.8x   2.2x     1.2x         1.4x
         Price/1999E EPS...    7.8x   9.8x     8.8x        10.2x
         Price/2000E EPS...    5.9x   8.3x     6.4x         9.5x


    2) Discounted Cash Flow Analysis. Bear Stearns performed two discounted cash flow analyses on Indigo: (i) a portfolio run-off scenario and (ii) a going concern scenario. The multiples used in the going concern scenario were based on the current and historical multiples of Indigo and the companies described under AComparable Companies Analysis@ above.

    o Portfolio Run-Off Scenario. The portfolio run-off scenario assumes that Indigo liquidates its existing portfolio of aircraft by selling each airplane as it comes off lease and does not originate any new leases other than existing commitments. Free cash would be distributed to Indigo's shareholders based on leverage assumptions. For residual values of the aircraft, Bear Stearns used values published in the AVITAS BlueBook of Jet Aircraft Values which were provided to it by Indigo management. Bear Stearns used discount rates of 14.7%-18.7% and looked at residual values between 95% and 105% of the AVITAS base values. This provided a range of $8.04 to $11.66 and a midpoint of $9.75 (based on a 16.7% discount rate).

    o Going Concern Scenario - Base Case. The base case going concern scenario assumes that Indigo re-leases each aircraft as it comes off lease and utilizes free cash to purchase new aircraft. Using a range of discount rates of 14.7%-18.7%, Bear Stearns calculated a terminal value for Indigo based on multiples of book value (0.85x-1.45x) and earnings (7.0x-10.0x) and discounted these values back to December 31, 1999. Using terminal value based on a multiple to book value, this resulted in values ranging from $6.98-$12.75 and a midpoint of $8.65 (assuming a terminal book value multiple of 1.00x and a discount rate of 16.7%). Using a terminal value based on a multiple of earnings, this resulted in a range of values from $7.42-$11.75 and a midpoint of $8.92 (assuming a terminal earnings multiple of 8.0x and a discount rate of 16.7%).

    o Going Concern Scenario - Releverage Case. The releverage case going concern scenario assumes that Indigo would be able to access the capital markets and releverage its balance sheet. The proceeds would be invested in new aircraft. Bear Stearns believed that case was aggressive because the ability of small-cap finance companies to access the financial markets has been and continues to be limited. Using a range of discount rates of 14.7%-18.7%, Bear Stearns calculated a terminal value for Indigo based on multiples of book value (0.85x-1.45x) and earnings (7.0x-10.0x) and discounted these values back to December 31, 1999. Using a terminal value based on a multiple of book value, this resulted in values ranging from $7.13-$13.48 and a midpoint of $8.83 (assuming a terminal book value multiple of 1.00x and a discount rate of 16.7%). Using a terminal value based on a multiple of earnings, this resulted in a range of values from $8.34-$13.20 and a midpoint of $10.03 (assuming a terminal earnings multiple of 8.0x and a discount rate of 16.7%).

    3) Net Asset Value. Bear Stearns computed an adjusted book value per Indigo share of $8.73 using 2000 AVITAS BlueBook values and $11.66 using 1999 AVITAS BlueBook values, as directed by Indigo management, as estimates of current fair market value for Indigo's aircraft. Due to the leveraged nature of Indigo's balance sheet, a small change in the fair market value of the aircraft can have a significant impact on adjusted book value. For example, an assumed value equal to 95% of AVITAS BlueBook base values implies an adjusted book value per Indigo share of $6.46 based on year 2000 values and $9.24 based on year 1999 values, while an assumed value equal to 105% of AVITAS BlueBook base values implies an adjusted book value per Indigo share of $11.01 based on year 2000 values and $14.08 based on year 1999 values. Because of the nature of Indigo's business, Bear Stearns did not consider pure liquidation value to be a relevant indicator of the value of the Indigo shares.

    4) Other Issues. In addition to the quantitative analysis above, Bear Stearns considered the following issues that Indigo would face as a going concern.

    o Access to capital. In order to grow its balance sheet and earnings, Indigo will be required to secure additional sources of funds. This has become increasingly difficult for small capitalization non-investment grade finance companies.

    o Credit risks. The airline industry tends to be cyclical and Indigo, as a monoline commercial finance lender, would be impacted if the credit quality of its lessees deteriorates.

    o Residual risk. A significant portion of Indigo's value is derived from the value of the aircraft in its portfolio. Any decrease in the demand for narrowbody airplanes could reduce Indigo's true book value by tens of millions of dollars.

    o Limited float. Indigo's public float is approximately 3.0 million shares or approximately $27 million.

    The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant assumptions and financial analyses and the application of these methods to the particular circumstances involved. The opinions are therefore not readily susceptible to partial analysis or summary description, and taking portions of the analyses set out above, without considering the analysis as a whole, would, in the view of Bear Stearns, create an incomplete and misleading picture of the processes underlying the analyses considered in rendering its opinion. Bear Stearns did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. In arriving at its opinion, Bear Stearns considered the results of its separate analyses and did not attribute particular weight to any one analysis or factor. The analyses performed by Bear Stearns, particularly those based on estimates and budgets, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses. These analyses were prepared solely as part of the Bear Stearns analysis of the fairness, from a financial point of view, of the exchange ratio to the shareholders of Indigo, other than Indigo's controlling shareholders.

    The engagement letter dated June 25, 1999 between Indigo and Bear Stearns provides for an initial cash fee of $100,000. If the offer is not consummated by January 15, 2000, Bear Stearns will receive a cash fee of $100,000 upon termination. Upon consummation of the offer, Indigo will pay Bear Stearns a cash fee of $700,000, against which any fairness opinion fees shall be credited. Indigo agreed to pay Bear Stearns a cash fee of $400,000 at the time the fairness opinion was rendered. In addition, Indigo has agreed to reimburse Bear Stearns for all reasonable out-of-pocket expenses.

    Bear Stearns has not previously been engaged by Indigo to provide investment banking or financial advisory services. In the ordinary course of business, Bear Stearns may actively trade the equity securities of Indigo for its own account and for the account of its customers and, accordingly, may at any time hold a long or short position in these securities.

Position of AerFi and AerFi Sverige Regarding Fairness of the Offer

    We believe that the consideration to be received by Indigo's shareholders under the offer is fair to those shareholders, other than Indigo's controlling shareholders. We base our belief on the following facts:

    o that Indigo's board of directors concluded that the combination agreement and the offer are fair to you and in your best interests;

    o notwithstanding the fact that Bear Stearns' opinion was addressed to Indigo's board of directors and that we are not entitled to rely on the opinion, the fact that Indigo's board of directors received an opinion from Bear Stearns that, as of the date of the opinion and based on and subject to the assumptions and qualifications stated in the opinion, the consideration to be paid in the offer is fair, from a financial point of view, to the holders of Indigo shares other than Indigo's controlling shareholders;

    o that the offer, at a price of $13.00 per share constitutes a 14.9% premium over the closing market price of the Indigo shares on November 10, 1999, the business day immediately before the date on which the offer was announced and a 53.4% premium over the average closing market price of the Indigo shares in the three months preceding that date; and

    o there has been little liquidity for the Indigo shares in recent months and, given the relatively small capitalization of Indigo, there may be limited liquidity for the Indigo shares in the future. An investment in the Indigo shares remains subject to significant risks.

    We did not find it practicable to assign, nor did we assign, relative weights to the individual factors considered in reaching our conclusion as to fairness. Because of the nature of Indigo's business, we did not consider net book value or liquidation value to be relevant indicators of the value of the Indigo shares.

Purpose and Structure of the Offer; Reasons of AerFi for the Offer

    The purpose of the offer, being made under a combination agreement dated November 11, 1999 among Indigo, AerFi and AerFi Sverige, is for AerFi Sverige to acquire all of the outstanding shares in Indigo. The acquisition will occur as a result of the following:

    o the share exchange agreement! the share exchange agreement with certain controlling shareholders of Indigo under which they have agreed to exchange 5,891,670, or 52.2%, of the issued and outstanding Indigo shares for 21,799,179 of AerFi's ordinary shares,shares (at an exchange ratio of 3.7 AerFi ordinary shares for each Indigo share). The number of Indigo shares that each exchanging shareholder is exchanging with AerFi under the share exchange agreement is set out under AInterests of Certain persons in the Offer-Beneficial Ownership of the Indigo Shares@, irrespective of the result of the offer;

    o the share purchase agreement with certain controlling shareholders of Indigo under which they have agreed to sell to AerFi Sverige 2,305,898, or 20.5%, of the issued and outstanding Indigo shares, for $13.00 per share in cash, irrespective of the result of the offer;

    o   the offer; and

    o a compulsory acquisition under the Swedish Companies Act if AerFi Sverige owns more than 90% of the voting rights and more than 90% of the outstanding Indigo shares following the unconditional time.

    Upon consummation of the offer and, if necessary, the compulsory acquisition, Indigo will become a wholly-owned subsidiary of AerFi Sverige, which in turn is an indirect wholly-owned subsidiary of AerFi. The offer for the Indigo shares has been structured as a cash tender offer to (i) effect a prompt and orderly transfer from Indigo's public shareholders to AerFi Sverige of the Indigo shares that will not be acquired directly from the controlling shareholders of Indigo in separate share exchange and share purchase agreements and (ii) provide you with cash for all of your Indigo shares.

    Under the Swedish Companies Act, Indigo's board of directors must approve Indigo's entry into the combination agreement. Indigo's board of directors has approved Indigo's entry into the combination agreement.

    We have decided to acquire Indigo at this time to implement AerFi's business strategy of growth through acquisition of used new technology aircraft without significant new aircraft order commitments.

    Indigo's management strengths are complementary to ours: Indigo has strong airline marketing and technical skills, while AerFi has strong financial and capital market skills.

    The combination enables AerFi to become a "full service" aircraft leasing organization with the financial ability and management resources to buy and sell aircraft and manage and service any future aircraft it acquires, in addition to the existing Indigo aircraft and, upon termination in October 2001 of third party servicing arrangements, AerFi's existing aircraft.

    Both companies will benefit from the increased scale of the combined businesses.

    The combination provides opportunities for cost savings through reduced funding costs by providing access to securitization financing for the existing Indigo aircraft, realizing certain tax synergies through the management of the combined aircraft fleets and the potential replacement of existing third party aircraft servicers.

Plans for Indigo after the Offer

    Upon completion of the offer, if necessary, we intend to effect a compulsory acquisition under the Swedish Companies Act. See "Special Factors -- The Combination Agreement".

    As promptly as practicable following the unconditional time, Indigo and its directors will use their best efforts to appoint AerFi's designees to Indigo's board of directors and obtain the resignation of those incumbent directors not designated by AerFi.

    Following completion of the offer, and subject to any restrictions contained within applicable financing arrangements, we may seek to sell or transfer a material amount of Indigo's aircraft assets to AerCo Limited, a bankruptcy-remote, special purpose company in which we hold certain subordinated debt securities and all of the residual economic interest, or to other securitization vehicles. We do not hold the share capital of AerCo Limited and AerCo Limited is governed by a board of directors comprised largely of persons independent from us.

    Except as otherwise described in this document and except for the transactions contemplated by the combination agreement, we have no current plans or proposals which relate to or would result in:

    o an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Indigo;

    o any change in Indigo's present management or any change in any material term of the employment contract of any executive officer;

    o any material change in Indigo's present dividend rate or policy or indebtedness or capitalization; or

    o   any other material change in Indigo's corporate structure or business.

    Nevertheless, we may initiate a review of Indigo and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable, following the combination, to best organize and coordinate our activities with Indigo's activities.

Rights of Shareholders in the Offer

    You will not have dissenter's rights as a result of the offer. If you do not tender your Indigo shares under the offer, and assuming AerFi Sverige owns more than 90% of the voting rights and more than 90% of the outstanding Indigo shares following the unconditional time, we intend to acquire your Indigo shares under the compulsory acquisition as described below provided we acquire more than 90% of the voting rights and more than 90% of the outstanding Indigo shares.

    Under the Swedish Companies Act of 1975, minority shareholders have certain rights to protect them from detrimental acts of the majority. A shareholder or a group of shareholders holding one-tenth of all shares or one third of the shares represented at the general meeting may request the appointment of an additional auditor by the county administrative board (Sw. Iansstyrelsen).

    Further, a shareholder or a group of shareholders holding at least 10% of the shares of a company have the right to request that an extraordinary general meeting be convened. In addition, each individual shareholder may request an item to be placed on the agenda for a general meeting.

    As a rule, the board of directors or other representatives of a Swedish limited liability company or a voting majority at a shareholders meeting may not enter into transactions or take other actions which are likely to give an undue advantage to a shareholder or a third party to the detriment of the company or other shareholders, unless expressly provided in the Swedish Companies Act.

    If AerFi Sverige owns more than 90% of the voting rights and more than 90% of the outstanding Indigo shares after the unconditional time, AerFi Sverige intends to commence a compulsory acquisition of the remaining Indigo shares under the Swedish Companies Act. In such circumstances, the Swedish Companies Act also allows a holder of Indigo shares who has not accepted the offer to demand the compulsory acquisition of his Indigo shares by AerFi Sverige. The price to be paid in the compulsory acquisition will be determined under the Swedish Companies Act and, although it is usually equal to the offer price, it may be higher or lower than the offer price.

    If the process of compulsory acquisition is initiated and if AerFi Sverige and the remaining minority shareholders in Indigo cannot agree on the price to be paid, an arbitration tribunal will be determined to establish the price. After the arbitration tribunal has been constituted and either the right of compulsory acquisition is undisputed or a decision on the right of compulsory acquisition has become final, AerFi Sverige may secure title to the remaining Indigo shares by providing security for its obligation to pay the compulsory acquisition price and interest when determined by the arbitration tribunal and by filing a request with the arbitrators to approve the security offered by AerFi Sverige for payment by it of the compulsory acquisition price. Once the arbitrators approve the security offered, the ownership of Indigo shares will transfer immediately to AerFi Sverige. The compulsory acquisition price, including interest payable from the date that compulsory acquisition proceedings are initiated, will then be determined by the arbitrators. The parties may appeal against the arbitrators' award to the district court in Malmo, Sweden. The process of determining the compulsory acquisition price and interest may involve legal submissions from the various parties and may take considerable time to complete.

    This summary of your rights is not a complete statement of the procedures that you should follow to exercise your rights under the Swedish Companies Act. The applicable provisions of the Swedish Companies Act appears as Exhibit (e)(1) to the Schedule 13E-3.

The Combination Agreement

    The following is a summary of the material provisions of the combination agreement, a copy of which is filed as Exhibit (c)(1) to the Schedule 14D-1. The summary is qualified in its entirety by reference to the combination agreement, which is incorporated herein by reference. You are urged to read the combination agreement in its entirety.

The Offer

    AerFi Sverige agreed to commence the offer no later than five business days after the combination agreement is announced. AerFi Sverige only has to accept for payment and pay for Indigo shares tendered under the offer if certain conditions that are described in "The Tender Offer -- Certain Conditions of the Offer" are satisfied or waived.

    AerFi Sverige expressly reserves the right to waive the conditions to the offer and to make any change in the terms or conditions of the offer. However, AerFi Sverige may not without the consent of Indigo:

    o   change the form of consideration to be paid;

    o decrease the price per Indigo share or the number of Indigo shares sought in the offer;

    o add conditions to the offer in addition to those listed in "The Tender Offer -- Certain Conditions of the Offer";

    o establish a minimum number of Indigo shares that must be tendered in the offer;

    o otherwise amend the terms or conditions of the offer in a manner that, in Indigo's reasonable judgment, is adverse to Indigo or holders of Indigo shares.

    However, AerFi Sverige may, without the consent of Indigo, extend the offer:

    o if any condition to the offer shall not have been satisfied or waived when the offer expires, until those conditions are satisfied or waived; or

    o for any period required by any rule, regulation or interpretation of the Securities and Exchange Commission or by applicable law; or

    o on one or more occasions for an aggregate period of not more than 20 business days if, when the offer expires the number of Indigo shares validly tendered and not withdrawn do not, together with the Indigo shares exchanged/sold to us and AerFi Sverige by controlling shareholders of Indigo pursuant to the share exchange and share purchase agreements, represent more than 90% of the voting rights and more than 90% of the Indigo shares outstanding.

    As soon as practicable after the conditions described under "The Tender Offer -- Conditions to the Offer" are satisfied or waived and in compliance with its obligations under the Securities Exchange Act, AerFi Sverige shall accept all validly tendered Indigo shares for payment that have not been withdrawn. If any of the conditions listed in paragraph (1), subclauses (1), (2), (3) and (4) of paragraph (2)(a) and paragraph 2(b) (without the reference to subclause (5) of paragraph 2(a)) under "The Tender Offer -- Certain Conditions of the Offer" shall not have been satisfied when the offer expires, and AerFi Sverige and Indigo reasonably believe that that condition can be satisfied, AerFi Sverige shall extend the offer from time to time. AerFi Sverige shall not, however, be required to extend the offer beyond March 31, 2000.

The Compulsory Acquisition

    If AerFi Sverige owns more than 90% of the voting rights and more than 90% of the outstanding Indigo shares after the unconditional time, AerFi Sverige intends to commence a compulsory acquisition of the remaining Indigo shares under the Swedish Companies Act.

Stock Options

    Each option or warrant to purchase Indigo shares from Indigo that is outstanding under any of Indigo's employee stock option or compensation plans or arrangements will be canceled. Holders of options or warrants will, at the election of the holder, either receive cash or options to purchase AerFi's ordinary shares.

Representations and Warranties

    We, AerFi Sverige and Indigo have given various customary representations and warranties, including the following:

    o Indigo, AerFi Sverige and we have represented as to our and their corporate status, the authorization and the enforceability of the combination agreement against each of us and them, the information to be provided by each of us and them for inclusion in the U.S. Securities and Exchange Commission filings related to the offer and the combination, finders' fees and noncontravention,

    o We have represented as to the sources of financing for the combination and the offer; and

    o Indigo has represented as to its capitalization, its subsidiaries and equity investments, certain information about its aircraft and leases, third party contracts, indebtedness, the accuracy of its financial statements and filings with the U.S. Securities and Exchange Commission, compliance with laws, the absence of undisclosed material liabilities, the absence of certain changes or events concerning its business from December 31, 1998 to the date of the combination agreement, the absence of material litigation, certain tax matters, certain employee benefit and pension plan matters, certain environmental matters, assets, certain labor matters, insurance, the inapplicability of any anti-takeover statutes, year 2000 compliance and the identification of and absence of material adverse changes.

    The representations and warranties contained in the combination agreement will only be in effect until the unconditional time.

Covenants

    We, AerFi Sverige and Indigo have given various customary covenants. Below is a description of certain of these covenants:

    Conduct of Business. Indigo agreed that, from November 11, 1999 until the unconditional time, it will conduct its businesses as in the ordinary course consistent with past practice and will preserve its business organizations and relationships with third parties intact and keep available the services of its present officers and employees.

    Specifically, Indigo will not, except as otherwise permitted by the combination agreement or if we consent in writing:

    o   adopt or propose any change in its organizational documents;

    o merge or consolidate with any other person or acquire a material amount of stock or assets of any other person;

    o acquire any aircraft other than under contracts or commitments in effect as of November 11, 1999;

    o sell or otherwise dispose of any aircraft or any material subsidiary or material amount of assets, securities or property, except under existing contracts or commitments and in the ordinary course consistent with past practice;

    o take any action that would make any of its representations and warranties under the combination agreement inaccurate at or as of any time before the unconditional time; or

    o omit to take any action necessary to prevent any of its representations or warranties from being inaccurate at any time.

    However, nothing described in the preceding paragraph shall prevent Indigo from leasing, financing or refinancing its aircraft or any interest in its aircraft in the ordinary course of business consistent with past practice.

    Access to Information. From November 11, 1999 until the unconditional time and subject to applicable law Indigo agreed to:

    o   give us full access to Indigo's offices, properties, books and records;

    o furnish us all financial and operating data and other information that they may reasonably request; and

    o instruct its employees, counsel, financial advisors, auditors and other authorized representatives to cooperate with us in our investigation of Indigo.

    No Solicitation; Other Offers.  Indigo agreed that it will:

    o   not solicit or encourage the submission of an acquisition proposal;

    o not engage in discussions or negotiations with, or disclose any nonpublic information about Indigo or give access to its properties, books or records to any person who makes, may be considering making, or has made, an acquisition proposal;

    o not grant any waiver or release under any standstill or similar agreement relating to any class of its equity securities; or

    o notify us promptly after receipt of any acquisition proposal (or indication thereof) or any information request related to an acquisition proposal.

    However, this covenant does not prohibit Indigo from engaging in substantive discussions with, or furnishing nonpublic information to, any person who delivers an acquisition proposal for at least a majority of the Indigo shares which Indigo's board of directors determines in good faith by a majority vote to be superior to our proposal pursuant to the combination agreement, if:

    o   Indigo has complied with the covenant above;

    o Indigo's board of directors determines in good faith by a majority vote, after consultation with Indigo's outside legal counsel, that it should, in its reasonable judgment, engage in discussions or furnish nonpublic information in order to comply with its fiduciary duties to Indigo under applicable law;

    o the person who delivers the superior acquisition proposal executes a confidentiality agreement with terms at least as favorable to Indigo as those contained in the confidentiality agreement with us which was superseded by the combination agreement; and

    o Indigo notifies us about its intentions to engage in discussions or furnish nonpublic information.

    Indigo further agreed to terminate all activities, discussions and negotiations with any persons conducted before November 11, 1999, relating to any acquisition proposal. However nothing prevents Indigo's board of directors from complying with Rule 14e-2 under the Exchange Act or the Swedish Companies Act regarding any acquisition proposal.

    Indigo's board of directors may withdraw, or modify in a manner adverse to us, its recommendation to holders of Indigo shares if:

    o   Indigo has complied with its obligations to us described above;

    o a superior acquisition proposal is pending at the time the board of directors determines to take that action;

    o the board of directors determines in good faith by a majority vote, after consultation with Indigo's outside legal counsel, that it should, in its reasonable judgment, take that action to comply with its fiduciary duties to Indigo under applicable law; and

    o Indigo notifies us that it intends to take that action and identifies the person making, and the material terms and conditions of, that superior acquisition proposal.

    Indemnification and Insurance of Indigo's Directors and Officers. We agreed to indemnify Indigo's directors, officers or employees against specific claims asserted or made within a period of five years after the unconditional time. We have also agreed to pay all reasonable expenses incurred by or on behalf of any indemnified party in defending against any claim promptly after statements for those reasonable expenses are received, so long as:

    o   payment is permitted under applicable law; and

    o the relevant indemnified party agrees to reimburse us for the payment of any expenses if it is ultimately determined that that person is not entitled to indemnification.

    For a period of five years after the unconditional time, we shall cause Indigo to maintain the officers' and directors' liability insurance covering persons who are presently covered by Indigo's officers' and directors' liability insurance policies, for acts or omissions occurring at or before the unconditional time on terms at least as favorable as those in effect on the date of the combination agreement or at the unconditional time. However, AerFi will not be required to expend in any one year an amount in excess of 150% of the annual premiums currently paid by Indigo for that insurance.

Conditions of the Offer

    See "The Tender Offer -- Certain Conditions of the Offer".

Termination

    The combination agreement may be terminated before the unconditional time of the offer as follows:

    (1) by mutual written consent of Indigo, AerFi Sverige and us;

    (2) by either Indigo or us if:

        (a) the offer is not consummated by March 31, 2000. (This right is not available to any party whose breach of any provision of the combination agreement has been the cause of, or resulted in, the failure of the offer to be consummated by that time.); or

        (b) the acceptance and payment for the Indigo shares under the offer is prohibited or AerFi Sverige is enjoined from accepting and paying for the Indigo shares;

        (3) by us and AerFi Sverige, if, before acceptance for payment of the Indigo shares under the offer:

        (a) any person or group (other than AerFi Sverige, any of its affiliates or any institutional investor) acquires or proposes to acquire, after November 11, 1999 beneficial ownership of more than 10% of the Indigo shares or more than 10% of the assets of Indigo, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of those Indigo shares or assets (this termination right shall not be implicated solely by virtue of the Indigo shares beneficially owned by any Indigo shareholder who, on November 11, 1999, already beneficially owned more than 10% of the outstanding Indigo shares.);

        (b) any person or group (other than AerFi Sverige or any of its affiliates) makes or publicly announces an intention to make, a tender or exchange offer for at least 10% of the outstanding Indigo shares or publicly proposes to enter into a definitive agreement or an agreement in principle with Indigo regarding an acquisition proposal;

        (c) (1) Indigo's board of directors withdraws or modifies in a manner adverse to AerFi Sverige, its approval or recommendation of the combination agreement, the offer or the combination, or recommends or enters into, or publicly announces its intention to enter into, an agreement or an agreement in principle for an acquisition proposal (or shall have resolved to do any of the foregoing); (2) there is a material breach of the provisions described in "-- Covenants -- No Solicitation; Other Offers"; or (3) Indigo enters into a definitive agreement or an agreement in principle with a third party regarding an acquisition proposal;

        (d) (1) any of Indigo's representations or warranties in the combination agreement that is (A) qualified by materiality or material adverse effect or any similar standard or qualification, was not true and correct when made or at any time before the acceptance for purchase of the Indigo shares or (B) not so qualified, was true and correct in all material respects when made or at any time before the acceptance for purchase of the Indigo shares; or (2) Indigo breaches or fails to perform any of its obligations under the combination agreement, and in the case of either clause (1) or (2), we reasonably determine, after five Swedish business days' notice by us to Indigo, that the inaccuracy, breach or failure is incapable of being cured by March 31, 2000; or

        (e) AerFi Sverige terminates the offer because of any of the events described in "The Tender Offer -- Conditions to the Offer"; or

    (4) by Indigo if:

        (a) AerFi Sverige terminates the offer or allows the offer to expire without either the purchase of any Indigo shares, or an extension of, the offer, other than because of any of the events described in "The Tender Offer -- Conditions to the Offer";

        (b) before the purchase of Indigo shares under the offer, a person or group makes a superior proposal and Indigo's board of directors terminates the combination agreement and enters into a binding agreement concerning that acquisition proposal; provided that Indigo may not exercise this right to terminate, and may not enter into a binding written agreement regarding that acquisition proposal, unless:

        (1) Indigo notifies us at least five business days in advance that Indigo's board of directors has authorized and intends to terminate the combination agreement, specifying the material terms and conditions of the acquisition proposal,

        (2) We do not make, within five business days of receiving that notice, an offer such that a majority of Indigo's board of directors determines that
    (A) the foregoing acquisition proposal no longer is superior to our proposal or (B) its fiduciary duties to Indigo no longer dictate that it should, in its reasonable judgment, terminate the combination agreement, and

        (3) on or before that termination, Indigo pays us a $5 million termination fee.

        In connection with the foregoing, Indigo agreed that it will (1) not enter into a binding agreement with respect to any acquisition proposal until at least the sixth business day after it notifies us, (2) negotiate in good faith with us, and consider in good faith any offer made by us, during that period and (3) notify us promptly if it changes its intention to enter into such binding agreement; or

        (c) (1) any of our representations or warranties made in the combination agreement that is (A) qualified by materiality or material adverse effect or any similar standard or qualification, was not true and correct when made or at any time before the acceptance for purchase of the Indigo shares or (B) not so qualified, was not true and correct in all material respects when made or at any time before the acceptance for purchase of the Indigo shares, or

        (2) AerFi breaches or fails to perform any of its obligations under the combination agreement, and in the case of either clause (1) or (2), Indigo reasonably determines, after five Swedish business days' notice by Indigo to AerFi, that that inaccuracy, breach or failure is incapable of being cured by March 31, 2000.

Certain Fees and Expenses

    Indigo has agreed to pay us a termination fee of $5 million if:

    o we terminate the combination agreement under clause (c) of paragraph (3) under "-- Termination" above; or

    o Indigo terminates the combination agreement under clause (b) of paragraph (4) under "-- Termination" above.

    Indigo has agreed to pay us a termination fee of $5 million plus our documented out-of-pocket costs and expenses (not to exceed $2 million) in connection with the negotiation, execution, delivery and performance of the combination agreement and any consideration, investigation, negotiation and structuring of the transactions contemplated by the combination agreement if:

    o we terminate the combination agreement under clause (a) or (b) of paragraph (3) under "-- Termination" above; and

    o before that termination any of the events described in clause (a) or (b) of paragraph (3) under "-- Termination" above shall have occurred and concurrently with or within 12 months after that termination, a third party acquisition event occurs with the party or any of its affiliates that made the acquisition, offer or public proposal described in such clauses.

    A "third party acquisition event" means (1) the consummation of an acquisition proposal or series of acquisition proposals that results in (a) holders of Indigo shares before that transaction, by virtue of their ownership of those Indigo shares, in the aggregate owning less than 50% of the voting securities of the entity surviving or resulting from that transaction (or, if that entity is not its own ultimate parent, then its ultimate parent), (b) the sale, lease, exchange, transfer or other disposition of at least 50% of the assets of Indigo and its subsidiaries, taken as a whole or (c) the acquisition, directly or indirectly, by any person or group (other than the current Indigo shareholders, but only with respect to the Indigo shares beneficially owned by them as of the date of the combination agreement) of beneficial ownership of 50% or more of the Indigo shares (whether by merger, consolidation, share exchange, business combination, tender or exchange offer or otherwise) or (2) the entering into by Indigo, certain Indigo shareholders or any of their respective affiliates of a definitive agreement with respect to any such transaction.

    Indigo has agreed to pay our documented out-of-pocket costs and expenses (not to exceed $2 million) in connection with the negotiation, execution, delivery and performance of the combination agreement and any consideration, investigation, negotiation and structuring of the transactions contemplated by the combination agreement if:

    o if the combination agreement is terminated under clause (c) or (d) of paragraph (3) or Clause (b) of paragraph (4) under "-- Termination" above, and

    o at the time of that termination AerFi was in compliance with its obligations under the combination agreement.

    We have agreed to pay Indigo a termination fee of $5 million if Indigo terminates the combination agreement under clause (a) of paragraph (4) under "-- Termination" above.

    We have agreed to pay Indigo its documented out-of-pocket costs and expenses (not to exceed $2 million) in connection with the negotiation, execution, delivery and performance of the combination agreement and any consideration, investigation, negotiation and structuring of the transactions contemplated by the combination agreement if:

    o Indigo terminates the combination agreement under (a) or (c) of paragraph (4) under "-- Termination" above, and

    o at the time of the termination Indigo was in compliance with its obligations under the combination agreement.

    If we or Indigo fail(s) to promptly pay any amount due as described above, we or Indigo shall also pay any costs and expenses incurred by the other in connection with a legal action to enforce the combination agreement that results in a judgment against us or Indigo.

    Except as discussed above, all costs and expenses incurred in connection with the combination agreement will be paid by the party incurring that cost or expense.

Amendments and Waivers

    The combination agreement may be amended or waived before the unconditional time if that amendment or waiver is in writing and signed, in the case of an amendment, by Indigo, AerFi Sverige and us or in the case of a waiver, by the party against whom the waiver is to be effective.

The Share Exchange Agreement

    On November 11, 1999, we entered into a share exchange agreement with certain of Indigo's shareholders. See also "Interests of Certain Persons in the Offer -- Beneficial Ownership of the Indigo Shares." This document refers to these individuals and entities as the exchanging shareholders. Each exchanging shareholderThe exchanging shareholders agreed to:

    o transfer and deliver a portion of its5,891,670 Indigo shares to AerFi in exchange for 3.721,799,179 of AerFi's ordinaryshares; shares; shares (at an exchange ratio of 3.7 AerFi ordinary shares for each Indigo share). The number of Indigo shares that each exchanging shareholder is exchanging with AerFi under the share exchange agreement is set out under "Interests of Certain persons in the Offer-Beneficial Ownership of the Indigo Shares";

    o grant all of the consents of that exchanging shareholder that may be required under the terms and conditions of Indigo's stock option or compensation plans or arrangements to effect the exchange of the options and warrants that is contemplated by the combination agreement.

    No valuation of AerFi=s ordinary shares was prepared in connection with the offer, the share exchange agreement and the share purchase agreement transactions. AerFi=s ordinary shares are not listed on any recognized securities exchange or quotation system or traded on any recognized public trading market and are traded, on a very infrequent basis, only in private transactions. According to AerFi=s articles of association, each transfer of AerFi=s ordinary shares must be reported to AerFi, including the number of shares transferred and the price per share paid. In the three-month period from August 16, 1999, to November 16, 1999, the weighted average price of AerFi=s ordinary shares transferred was $2.121 per share. Given the limited and illiquid nature of the trading market for AerFi=s ordinary shares, this price may not reflect an accurate valuation of AerFi=s ordinary shares.

    Each exchanging shareholder also agreed not to:

    o grant any proxy or enter into any voting arrangement regarding its Indigo shares;

    o place any encumbrance on or dispose of its Indigo shares or its employee options except to its affiliates;

    o solicit or initiate the acquisition of any interest in the business, assets or capital stock of Indigo;

    o transfer or grant any option to transfer any rights in its AerFi shares during the six month period following the transfer of the Indigo shares to AerFi except to certain permitted transferees;

    o   exercise any registration rights regarding its Indigo shares; and

    o disclose any confidential documents and information concerning AerFi or any of its subsidiaries furnished to that exchanging shareholder in connection with the share exchange agreement.

Board of Directors and Management

    We have agreed that when the share exchange has been consummated, we will:

    o appoint Mr. Karl-Axel Granlund and Mr. John Evans to our board of directors. These appointments will only be in effect until November 1, 2000. We have no obligation after such time to cause any of these appointments to our board of directors. During the time that Mr. Granlund serves as a member of our board of directors, he will have the right to appoint an observer, subject to certain restrictions and limitations, to attend meetings of AerFi's board of directors on his behalf. Mr. Granlund has informed us that he intends to appoint Mr. Geir Stormorken, managing director of Braathen Lease and Aviation Know How A/S and of Braganza A/S as his observer.

    o appoint Mr. John Evans President and Chief Executive Officer of ErgoFi Inc., our wholly-owned subsidiary.

Representations and Warranties

    The share exchange agreement contains various customary representations and warranties, including the following:

    o by us as to our corporate status, the authorization and enforceability of the share exchange agreement against us, capitalization, the accuracy of our financial statements, the absence of occurrence of certain events that would reasonably be expected to have a material adverse effect on our ability to perform our obligations under the share exchange agreement, our aircraft fleet and related leases, as to certain tax matters, and our year 2000 compliant status.

    o by each exchanging shareholder as to its valid title to its Indigo shares, the authorization and enforceability of the share exchange agreement against it, the number of Indigo shares owned by it, its understanding that the AerFi shares to be issued to it will not be registered under the Securities Act of 1933 and finders' fees.

Certain Conditions to the Share Exchange Agreement

    The sale and exchange of Indigo shares will not take place unless the following conditions are met:

    o the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act (the U.S. antitrust legislation);

    o   compliance with the Irish mergers and takeovers legislation;

    o   the sale and exchange of shares is not illegal; and

    o all necessary filings in relation to the sale and the exchange have been made.

    Our obligation to exchange the Indigo shares for our shares is also subject to the following conditions:

    o all shareholders have performed their obligations under the share exchange agreement in all material respects;

    o the accuracy of Indigo's representations and warranties in the combination agreement;

    o the accuracy of the shareholders' representations and warranties in the share exchange agreement;

    o there is no law or proceeding which interferes, or could interfere, with our ownership of Indigo or the Indigo shares or otherwise could have a material adverse effect on Indigo or us;

    o there is no change in Indigo's business, assets, financial condition or otherwise that could be expected to have a materially adverse effect on Indigo.

    The exchanging shareholders' obligation to exchange their shares is also subject to the following conditions:

    o we have performed our obligations under the share exchange agreement in all material respects;

    o the accuracy of our representations and warranties in the share exchange agreement;

    o there is no change in our business, assets, financial condition or otherwise that could be expected to have a materially adverse effect on us; and

    o   our legal counsel shall have delivered certain opinions to Indigo.

Termination

    The share exchange agreement may be terminated before the sale and exchange of Indigo shares:

    o by mutual written agreement of us and exchanging shareholders holding more than 50% of the Indigo shares to be exchanged under the share exchange agreement;

    o by us or exchanging shareholders holding more than 50% of the Indigo shares to be exchanged under the share exchange agreement, if the exchange has not occurred on or before March 31, 2000;

    o by us or exchanging shareholders holding more than 50% of the Indigo shares to be exchanged under the share exchange agreement, if the consummation of the offer and the combination is prohibited or there is any judgment, injunction, order or decree enjoining the parties from consummating the offer and the combination;

    o by exchanging shareholders holding more than 50% of the Indigo shares to be exchanged under the share exchange agreement if any representation or warranty made by AerFi in the share exchange agreement that is inaccurate when made or at any time before the exchange of shares or we have breached or failed to perform in any material respect any of our obligations under the share exchange agreement, and in either case, such exchanging shareholder reasonably determines, after 30 calendar days' notice by such exchanging shareholder to us, that inaccuracy, breach or failure is incapable of being cured by March 31, 2000; or

    o by us if any representation or warranty by Indigo in the combination agreement or any representation or warranty by any of the exchanging shareholders in the share exchange agreement is inaccurate when made or at any time before the exchange of shares or any of the exchanging shareholders shall have breached or failed to perform in any material respect any of their respective obligations under the share exchange agreement, and in either case, we reasonably determine, after 30 calendar days' notice by us to the exchanging shareholders, that that inaccuracy, breach or failure is incapable of being cured by March 31, 2000.

    A copy of the share exchange agreement is filed as Exhibit (c)(2) to the
Schedule 14D-1 and incorporated herein by reference, and the foregoing summary of the share exchange agreement is qualified in its entirety by reference thereto.

The Share Purchase Agreement

    On November 11, 1999, AerFi Sverige entered into a share purchase agreement with certain of Indigo's shareholders. See also "Interests of Certain Persons in the Offer -- Beneficial Ownership of the Indigo Shares." Each of these shareholders agreed to sell to AerFi Sverige the Indigo shares that are owned by it on the date of the share purchase agreement, except for Indigo shares to be exchanged by some of those shareholders for AerFi shares under the share exchange agreement, at the same price per Indigo share ($13) received by holders of Indigo shares under the offer.

    The sale and purchase under the share purchase agreement is subject to the same conditions as the share exchange under the share exchange agreement.

    A copy of the share purchase agreement is filed as Exhibit (c)(3) to the
Schedule 14D-1 and incorporated herein by reference, and the foregoing summary of the share purchase agreement is qualified in its entirety by reference thereto.

The Option Agreement

    On November 11, 1999, we entered into an option agreement with the exchanging shareholders. Pursuant to this agreement, we will grant to the exchanging shareholders options to purchase an aggregate of 1,000,000 AerFi ordinary shares, exercisable at any time from the date of receipt to the third anniversary of that date at the price of $3.17 per AerFi ordinary share in cash.

    The grant of options is subject to the same conditions as the share exchange under the share exchange agreement.

    A copy of the option agreement is filed as Exhibit (c)(4) to the Schedule 14D-1 and incorporated herein by reference, and the foregoing summary of the option agreement is qualified in its entirety by reference thereto.

The Registration Rights Agreement

    On November 11, 1999, we entered into a registration rights agreement with the exchanging shareholders. We agreed that if we propose to sell ordinary shares in an underwritten public equity offering in any jurisdiction under an effective registration statement, other than a registration statement relating solely to employee benefit plans, under the Securities Act or under a comparable law of any other jurisdiction, we will give at least 30 days' written notice to the exchanging shareholders before filing the registration statement. The notice shall offer to the exchanging shareholders the opportunity to include in the offering the number of ordinary shares as each exchanging shareholder may request. Within 20 days after receipt of that notice, the exchanging shareholders shall, subject to the conditions described in the registration rights agreement, have the right by notifying us in writing to require us to include in the registration statement relating to that offering the number of ordinary shares as that exchanging stockholder may request subject to the rights of holders of already outstanding registration rights.

    A copy of the registration rights agreement is filed as Exhibit (c)(5) to the Schedule 14D-1 and incorporated herein by reference, and the foregoing summary of the registration rights agreement is qualified in its entirety by reference thereto.

The Tag-Along Rights Agreement

    On November 11, 1999, one of our major shareholders, Texas Pacific Group or TPG, agreed to extend to the exchanging shareholders of Indigo certain rights currently enjoyed by the officers and directors of AerFi to include ("tag-along") their AerFi ordinary shares (or a portion thereof) in sales by TPG of its AerFi ordinary shares (or a portion thereof).

    A copy of the tag-along rights agreement is filed as Exhibit (c)(6) to the
Schedule 14D-1 and incorporated herein by reference, and the foregoing summary of the tag-along rights agreement is qualified in its entirety by reference thereto.

Letter Regarding Intention to Tender

    One of the shareholders of Indigo, Industrifinans SMB III ASA, has informed Karl-Axel Granlund (one of the exchanging shareholders) that it intends to tender all its Indigo shares. As of September 30, 1999 Industrifinans SMB III ASA owned 219,920 Indigo shares. The letter from Industrifinans SMB III ASA is filed as Exhibit (c)(7) to the Schedule 14D-1 and incorporated herein by reference.

Interests of Certain Persons in the Offer

    In considering the recommendation of the Indigo board of directors to approve the combination, Indigo shareholders should consider that some of Indigo's directors and officers have interests in the combination that differ from, or are in addition to, their interests as Indigo shareholders. Indigo's directors and officers may receive benefits from the combination not available to Indigo shareholders generally. The Indigo board of directors was aware of these interests and considered them, among other matters, in approving the combination agreement and the transactions contemplated by the combination agreement.

U.S. Employment Agreements

    ErgoFi Inc., a wholly-owned subsidiary of AerFi, has entered into employment agreements with the following officers of Indigo Airlease Corporation, a U.S. wholly owned subsidiary of Indigo: John Evans, Joseph Drobnich, Israel Padron and Arthur McChesney. The agreements will become effective upon the completion of the combination. The employment agreements for John Evans and Joseph Drobnich will replace their current employment agreements with Indigo Airlease Corporation, a wholly-owned U.S. subsidiary of Indigo. The term of the agreements is for three years commencing on the closing date of the combination and ending on the third anniversary thereof, unless renewed by mutual written agreement. Among other things, the agreements provide for each employee to receive:

    o   base salary;

    o a performance-related bonus, at the absolute discretion of the ErgoFi Inc. board;

    o such other benefits and perquisites as are generally provided by ErgoFi Inc. to its senior management employees in the United States; and

    o   a car.

    In addition to the benefits listed above, Joseph Drobnich is also entitled to, until April 2, 2001, the airfare for up to two round-trips per year for the executive's spouse between Florida and California.

    The agreements also provide that, if an executive (x) is terminated by ErgoFi Inc. without "cause", as defined in the agreements, or (y) terminates his employment for "good reason", as defined in the agreements, as a severance benefit, ErgoFi Inc. will continue to pay the executive for a period of (a) eighteen months following the date of termination if the date of termination is within twelve months of the closing date of the combination, an amount equal to the installments of his base salary (at the rate in effect at the date of termination) that would have been paid to him had his agreement and his employment with ErgoFi Inc. not been terminated or (b) six months following the date of termination if the date of termination is not within twelve months of the closing date of the combination, an amount equal to the installments of his base salary (at the rate in effect at the date of termination) that would have been paid to him had his agreement and employment with ErgoFi Inc. not been terminated.

    The agreements further provide for restrictions relating to confidentiality and, for a two-year period after the executive's termination, restrictions relating to nonsolicitation of employees of ErgoFi Inc. and its affiliates. They also provide that, unless otherwise waived by ErgoFi Inc., the executive is not to compete with ErgoFi Inc. and its affiliates for a period of two years after the executive's termination. During the two-year noncompete period, in consideration for the executive's covenant not to compete, ErgoFi Inc. will pay the executive:

    o   executive's base salary applicable at the time of termination;

    o a bonus equal to the average of the aggregate amounts paid to the executive as bonus in the two preceding years; and

    o a sum equal to the aggregate amount that ErgoFi Inc. would have paid during each year of the noncompete period for benefits for the executive had the executive remained employed by ErgoFi Inc.

Swedish Employment Agreement

    Indigo has entered into an employment agreement with Mario Schuler, managing director of Indigo, which will become effective upon completion of the combination. The employment agreement will replace the current employment agreement between Mr. Schuler and Indigo. The term of the agreement is for three years commencing on the closing date of the combination and ending on the third anniversary thereof, unless renewed by mutual written agreement.
Among other things, the agreement provides for:

    o   base salary;

    o   a performance-related bonus, at the absolute discretion of the board;

    o a house, including electricity, water, heating and fees for a security alarm system at no cost to the executive;

    o   the free use of a car; and

    o such other benefits and perquisites as are generally provided by Indigo to its other senior management employees in Sweden.

    The agreement also provides that, if the executive (x) is terminated by Indigo without "cause", as defined in the agreement, or (y) terminates his employment for "good reason", as defined in the agreement, as a severance benefit, Indigo will continue to pay the executive for a period of (a) eighteen months following the date of termination if the date of termination is within twelve months of the closing date of the combination, an amount equal to the installments of his base salary (at the rate in effect at the date of termination) that would have been paid to him had his agreement and his employment with Indigo not been terminated or (b) six months following the date of termination if the date of termination is not within twelve months of the closing date of the combination, an amount equal to the installments of his base salary (at the rate in effect at the date of termination) that would have been paid to him had his agreement and employment with Indigo not been terminated.

    The agreement further provides for restrictions relating to confidentiality and, for a two-year period after executive's termination, restrictions relating to nonsolicitation of employees of Indigo and its affiliates. It also provides that, unless otherwise waived by Indigo, the executive is not to compete with Indigo and its affiliates for a period of two years after the executive's termination. During the two-year noncompete period, in consideration for the executive's covenant not to compete, Indigo will pay the executive:

    o   executive's base salary applicable at the time of termination;

    o a bonus equal to the average of the aggregate amounts paid to the executive as bonus in the two preceding years; and

    o a sum equal to the aggregate amount that Indigo would have paid during each year of the noncompete period for benefits for the executive had the executive remained employed by Indigo.

Consulting Agreements; Director Payments

    ErgoFi Inc. has entered into a consulting agreement with Bradley Winograd which will become effective upon the completion of the combination. The consulting agreement will replace the current employment agreement between Mr. Winograd and Indigo Airlease Corporation. The term of the consulting agreement is for six months commencing on the closing date of the combination. If the parties mutually agree in writing, the term may be extended for additional six-month periods.

    The agreement provides that, in consideration of Mr. Winograd's agreement to provide consulting services to ErgoFi Inc. in relation to all financial matters in respect of Indigo and its subsidiaries, including in relation to the integration of the AerFi and Indigo businesses, ErgoFi Inc. will pay Mr. Winograd a consulting fee at the rate of $242,500 per year pro-rated on a monthly basis and will provide Mr. Winograd with such benefits as are generally provided to employees of ErgoFi Inc.

    The agreement also provides that if Mr. Winograd is terminated without cause prior to the termination of the original six month term, Mr. Winograd will be entitled to receive the fees and benefits he would have received during that six month term had his agreement and consultancy with ErgoFi Inc. not been terminated.

    The agreement further provides that Mr. Winograd is entitled to a car and, at ErgoFi Inc.'s absolute discretion, a performance-related bonus at the end of the term.

    It is expected that Mr. Karl-Axel Granlund will also enter into a consulting agreement with Indigo in connection with his services as a director of AerFi. The terms of this consulting agreement are currently being negotiated.

    The Indigo board of directors approved the payment to Mitchell Gordon, a director of Indigo, of an aggregate of $140,000 for his services in advising the board on the terms and conditions of the combination agreement and the offer and negotiating and facilitating the transaction with AerFi.

Beneficial Ownership of the Indigo shares

    Schedule I to this document lists information concerning beneficial ownership of the Indigo shares as of November 17, 1999 by each of the directors and executive officers of Indigo.

    The table below sets forth the directors and executive officers of Indigo who will exchange and/or sell their Indigo shares to us and to AerFi Sverige pursuant to the share exchange and share purchase agreement transactions, and the number of Indigo shares that each of these directors and executive officers will exchange and/or sell pursuant to the share exchange and share purchase agreements.

                              Number of Indigo Shares    Number of Indigo Shares
                             to be Exchanged under the    to be Sold under the
             Name            Share Exchange Agreement   Share Purchase Agreement
    -----------------------  -------------------------  ------------------------
    Karl-Axel Granlund(1)..          2,599,858                   764,285
    Geir Stormorken(2).....          1,303,789                   456,785
    Jan-Eric Osterlund(3)              684,645                   259,417
    John Evans.............            696,305                   503,856
    Jon David Haugse(4)....            477,037                   153,980
    Bradley M. Winograd....            130,036                    94,075
    Arne Wennberg..........                  0                    64,500
    David Neeleman.........                  0                     9,000

----------

(1) Includes, in the aggregate, (i) 2,500,000 shares owned by Volito AB, of which Mr. Granlund beneficially owns approximately 65.0% of the outstanding capital stock, (ii) 864,043 shares owned by corporations that are wholly owned by Mr. Granlund and (iii) 100 shares owned by Mr. Granlund directly.

(2) Includes, in the aggregate, (i) 1,440,074 shares owned by Braathen Lease and Aviation Know How A/S and (ii) 320,500 shares owned by Braganza A/S. Mr. Stormorken is the Managing Director of each of these entities but disclaims the beneficial ownership of these shares.

(3) Includes, in the aggregate, 944,062 shares owned by QueQuoin Holding, Ltd. of which Mr. Osterlund is the chairman. Mr. Osterlund disclaims the beneficial ownership of these shares.

(4) Includes, in the aggregate, 631,017 shares owned by Industrifinans SMB II ASA of which Mr. Haugse is the Managing Director. Mr. Haugse disclaims the beneficial ownership of these shares.

Management of Indigo After the Combination

    See "Special Factors -- Plans for Indigo after the Offer".

                                THE TENDER OFFER

Terms of the Offer

    Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of that extension or amendment), AerFi Sverige will accept and pay for all Indigo shares validly tendered and not withdrawn before the expiration date. The expiration date will be 12:00 midnight, New York City time, on Wednesday, December 15, 1999, or the latest time and date that the offer, as extended by us, expires.

    AerFi Sverige reserves the right, subject to the terms and conditions of the combination agreement, to extend the period during which the offer is open by giving oral or written notice of the extension to the depositary. During any extension, all Indigo shares previously tendered and not withdrawn will remain subject to the offer, subject to your rights to your Indigo shares as described under "The Tender Offer -- Withdrawal Rights".

    Subject to the applicable regulations of the Securities and Exchange Commission and the terms and conditions of the combination agreement, AerFi Sverige also expressly reserves the right, by giving oral or written notice to the depositary and making a public announcement, to:

    o delay acceptance for payment of or payment for any Indigo shares, pending receipt of any regulatory approval specified in "The Tender Offer -- Certain Legal Matters; Regulatory Approvals",

    o terminate the offer and not accept for payment any Indigo shares if any of the conditions specified in "The Tender Offer -- Certain Conditions of the Offer" is unsatisfied, and

    o   waive any condition, or otherwise amend the offer.

    AerFi Sverige acknowledges that Rule 14e-1(c) under the Exchange Act requires AerFi Sverige to pay the consideration offered or return the Indigo shares tendered promptly after the termination or withdrawal of the offer.

    Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, that announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Subject to applicable law (including Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of those changes) and without limiting the manner in which AerFi Sverige may choose to make any public announcement, AerFi Sverige shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

    If AerFi Sverige makes a material change in the terms of the offer or the information concerning the offer, or if it waives a material condition of the offer, AerFi Sverige will extend the offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act.

    Subject to the terms of the combination agreement, if, before the expiration date, AerFi Sverige should decide to decrease the number of Indigo shares being sought or to increase or decrease the consideration being offered in the offer, that decrease in the number of Indigo shares being sought or that increase or decrease in the consideration being offered will be applicable to all shareholders whose Indigo shares are accepted for payment under the offer and, if at the time notice of any such decrease in the number of Indigo shares being sought or that increase or decrease in the consideration being offered is first published, sent or given to holders of those Indigo shares, the offer is scheduled to expire at any time earlier than the period ending on the tenth business day from and including the date that notice is first so published, sent or given, the offer will be extended at least until the expiration of that ten business day period. For purposes of the offer, a "business day" means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

    Consummation of the offer is conditioned upon satisfaction of the conditions specified in "-- Certain Conditions of the Offer". AerFi Sverige may not accept for payment or pay for any Indigo shares and may terminate the offer if all conditions to the offer, except for applicable regulatory approvals described under ACertain Legal Matters; Regulatory Approvals@, are not satisfied on or before the expiration date of the offer.

    Indigo provided AerFi Sverige with Indigo's stockholder list and security position listings for the purpose of disseminating the offer to you. This document and the letter of transmittal will be mailed to record holders of Indigo shares whose names appear on Indigo's stockholder list. This document and the letter of transmittal will also be furnished, for subsequent transmittal to beneficial owners of Indigo shares, to brokers, dealers, commercial banks, trust companies, and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

Acceptance for Payment and Payment for Shares

    Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any such extension or amendment), AerFi Sverige will accept and pay for, all Indigo shares validly tendered before the expiration date and not properly withdrawn, promptly after the latest to occur of the expiration date and the satisfaction or waiver of the conditions to the offer described in "The Tender Offer -- Certain Conditions of the Offer".

    In all cases, payment for Indigo shares tendered and accepted under the offer will be made only after the depositary receives:

    o the Indigo share certificates or timely confirmation of a book-entry transfer of those Indigo shares into the depositary's account at The Depository Trust Company under the procedures described in "The Tender Offer -- Procedures for Accepting the Offer and Tendering Shares";

    o the letter of transmittal properly completed and executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined below) in lieu of the letter of transmittal; and

    o   any other documents required under the letter of transmittal.

    For purposes of the offer, AerFi Sverige will be deemed to have accepted for payment (and thereby purchased) Indigo shares validly tendered and not properly withdrawn as, if and when AerFi Sverige gives oral or written notice to the depositary of AerFi Sverige's acceptance for payment of those Indigo shares under the offer. Upon the terms and subject to the conditions of the offer, payment for Indigo shares accepted for payment under the offer will be made by deposit of the purchase price therefor with the depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from AerFi Sverige and transmitting those payments to tendering shareholders whose Indigo shares have been accepted for payment. BUYER WILL NOT PAY INTEREST ON THE PURCHASE PRICE FOR SHARES, REGARDLESS OF ANY DELAY IN MAKING THAT PAYMENT.

    If any tendered Indigo shares are not accepted for payment for any reason under the terms and conditions of the offer, or if Indigo share certificates are submitted evidencing more Indigo shares than are tendered, Indigo share certificates evidencing unpurchased Indigo shares will be returned, without expense to the tendering stockholder (or, in the case of Indigo shares tendered by book-entry transfer into the depositary's account at The Depository Trust Company under the procedure described in "The Tender Offer -- Procedures for Accepting the Offer and Tendering Shares", those Indigo shares will be credited to an account maintained at The Depository Trust Company), as promptly as practicable following the expiration or termination of the offer.

    If, before the expiration date, AerFi Sverige increases the consideration offered to any holders of Indigo shares under the offer, that increased consideration will be paid to all holders of Indigo shares that are purchased under the offer, whether or not those Indigo shares were tendered before that increase in consideration.

    AerFi Sverige reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates, the right to purchase all or any portion of the Indigo shares tendered under the offer, but any such transaction or assignment will not relieve AerFi Sverige of its obligations under the offer and will in no way prejudice the rights of tendering shareholders to receive payment for Indigo shares validly tendered and accepted for payment under the offer.

Procedures for Accepting the Offer and Tendering Shares

    In order for a holder of Indigo shares to validly tender Indigo shares under the offer, the letter of transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the letter of transmittal) and any other documents required by the letter of transmittal, must be received by the depositary at one of its addresses listed on the back cover of this document and either:

    o the Indigo share certificates evidencing tendered Indigo shares must be received by the depositary at that address or those Indigo shares must be tendered under the procedure for book-entry transfer described below and a book-entry confirmation must be received by the depositary (including an Agent's Message if the tendering shareholder has not delivered a letter of transmittal), in each case before the expiration date, or

    o the tendering shareholder must comply with the guaranteed delivery procedures described below. The term "Agent's Message" means a message, transmitted by The Depository Trust Company to, and received by, the depositary and forming a part of a book-entry confirmation which states that The Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering the Indigo shares which are the subject of that book-entry confirmation, that that participant has received and agrees to be bound by the terms of the letter of transmittal and that AerFi Sverige may enforce that agreement against that participant.

    THE METHOD OF DELIVERY OF SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH ANY BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Book-Entry Transfer

    The depositary will establish accounts for the Indigo shares at the Depository Trust Company for purposes of the offer within two business days after the date of this document. Any financial institution that is a participant in the system of The Depository Trust Company may make a book-entry delivery of Indigo shares by causing The Depository Trust Company to transfer those Indigo shares into the depositary's account at The Depository Trust Company in accordance with The Depository Trust Company's procedures for that transfer. However, although delivery of Indigo shares may be effected through book-entry transfer at The Depository Trust Company, either the letter of transmittal, properly completed and executed, together with any required signature guarantees, or an Agent's Message in lieu of the letter of transmittal, and any other required documents, must, in any case, be received by the depositary at one of its addresses listed on the back cover of this document before the expiration date, or you must comply with the guaranteed delivery procedure described below. DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

Signature Guarantees

    Signatures on all letters of transmittal must be guaranteed by a firm which is a member of the Medallion Signature Guarantee Program, or by any other "eligible guarantor institution", as that term is defined in Rule 17Ad-15 under the Exchange Act, except in cases where Indigo shares are tendered:

    o by a registered holder of Indigo shares who has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the letter of transmittal, or

    o   for the account of an Eligible Institution.

    If an Indigo share certificate is registered in the name of a person other than the signer of the letter of transmittal, or if payment is to be made, or an Indigo share certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holders, then the Indigo share certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the names of the registered holders appear on the Indigo share certificate, with the signatures on that Indigo share certificate or stock powers guaranteed by an eligible institution. See Instructions 1 and 5 of the letter of transmittal.

Guaranteed Delivery

    If you desire to tender Indigo shares under the offer and the Indigo share certificates evidencing your Indigo shares are not immediately available or you cannot deliver the Indigo share certificates and all other required documents to the depositary before the expiration date, or you cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may tender your Indigo shares, if:

    o   tender is made by or through an Eligible Institution;

    o the depositary receives a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by us, before the expiration date; and

    o the depositary receives the Indigo share certificates (or a book-entry confirmation) evidencing all tendered Indigo shares, in proper form for transfer, in each case together with the letter of transmittal, properly completed and executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and any other documents required by the letter of transmittal within three trading days after the date of execution of that notice of guaranteed delivery.

    A trading day is any day on which the Nasdaq National Market operated by the National Association of Securities Dealers, Inc. is open for business.

    The notice of guaranteed delivery may be delivered by hand or mail or transmitted by telegram or facsimile transmission to the depositary and must include a guarantee by an Eligible Institution in the form described in the form of notice of guaranteed delivery made available by us.

    In all cases, payment for Indigo shares tendered and accepted for payment under the offer will be made only after timely receipt by the depositary of the Indigo share certificates evidencing those Indigo shares, or a book-entry confirmation of the delivery of those Indigo shares, and the letter of transmittal (or a facsimile of that letter), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and any other documents required by the letter of transmittal.

Determination of Validity

    All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Indigo shares will be determined by us in our sole discretion, which determination will be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. Subject to the terms of the combination agreement, we also reserve the absolute right to waive any condition of the offer or any defect or irregularity in the tender of any Indigo shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Indigo shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of AerFi Sverige, the dealer manager, the depositary, the information agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the offer (including the letter of transmittal and the instructions thereto) will be final and binding.

Other Requirements

    By executing the letter of transmittal as described above, you irrevocably appoint our designees as your proxies, each with full power of substitution, in the manner described in the letter of transmittal, to the full extent of your rights regarding the Indigo shares tendered by you and accepted for payment by us (and with respect to any and all other Indigo shares or other securities issued or issuable in respect of those Indigo shares on or after November 11,
1999). All those proxies shall be considered coupled with an interest in the tendered Indigo shares. Such appointment will be effective when, and only to the extent that, we accept the Indigo shares for payment. Upon the acceptance for payment, all prior proxies given by you regarding Indigo shares (and those other Indigo shares and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed by you (and, if given or executed, will not be deemed to be effective) with respect thereto. Our designees will, with respect to the Indigo shares for which the appointment is effective, be empowered to exercise all your voting and other rights as they in their sole discretion may deem proper at any annual or special meeting of Indigo's shareholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Indigo shares to be deemed validly tendered, immediately upon our payment for those Indigo shares, we must be able to exercise full voting rights with respect to those Indigo shares.

    The tender of Indigo shares under any one of the procedures described above will constitute your acceptance of the offer, as well as your representation and warranty that:

    o you own the Indigo shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act,

    o   the tender of your Indigo shares complies with Rule 14e-4, and

    o you have the full power and authority to tender and assign the Indigo shares tendered, as specified in the letter of transmittal.

    Our acceptance for payment of Indigo shares tendered under the offer will constitute a binding agreement between you and us upon the terms and subject to the conditions of the offer.

    In general, if you are a United States Holder (as described below under "The Tender Offer -- United States Federal Income Tax Consequences") that participates in the offer, you should complete the Substitute Form W-9 in the letter of transmittal to provide the depositary with your correct taxpayer identification number and certify that the number is correct or properly certify that you are awaiting a taxpayer identification number, unless an exemption is demonstrated to apply. Otherwise, backup United States federal income tax withholding may apply and a payment to you may be withheld at a 31% rate.

    In general, if you are not a United States Holder and you participate in the offer, you should give the depositary a completed Form W-8BEN (Certificate of Foreign Status) before receipt of payment to prevent backup United States federal income tax withholding.

Withdrawal Rights

    Tenders of the Indigo shares made under the offer are irrevocable except that those Indigo shares may be withdrawn at any time before the expiration date and, unless theretofore accepted for payment by AerFi Sverige under the offer, may also be withdrawn at any time after January 15, 2000. If AerFi Sverige extends the offer, is delayed in its acceptance for payment of Indigo shares or is unable to accept Indigo shares for payment under the offer for any reason, then, without prejudice to AerFi Sverige's rights under the offer, the depositary may, nevertheless, on behalf of AerFi Sverige, retain tendered Indigo shares, and those Indigo shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein.

    For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the depositary at one of its addresses listed on the back cover page of this document. Any such notice of withdrawal must specify the name of the person who tendered the Indigo shares to be withdrawn, the number of Indigo shares to be withdrawn and the name of the registered holder of those Indigo shares, if different from that of the person who tendered those Indigo shares. If Indigo share certificates evidencing Indigo shares to be withdrawn have been delivered or otherwise identified to the depositary, then, before the physical release of those Indigo share certificates, the serial numbers shown on those Indigo share certificates must be submitted to the depositary and the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution, unless those Indigo shares have been tendered for the account of an Eligible Institution. If Indigo shares have been tendered under the procedure for book-entry transfer as described in "The Tender Offer -- Procedures for Accepting the offer and Tendering Shares", any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn Indigo shares.

    All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by AerFi Sverige, in its sole discretion, whose determination will be final and binding. None of AerFi Sverige, the dealer manager, the depositary, the information agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

    Any Indigo shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the offer. However, withdrawn Indigo shares may be re-tendered at any time before the expiration date by following one of the procedures described in "The Tender Offer -- Procedures for Accepting the offer and Tendering Shares".

United States Federal Income Tax Consequences

    This summary of the material United States federal income tax consequences of the offer is for general information only and is based on the law as currently in effect. This summary does not discuss all of the tax consequences that may be relevant to a holder of Indigo shares in light of its particular circumstances or to holders subject to special rules, such as financial institutions, broker-dealers, tax-exempt organizations, holders that hold their shares as part of a straddle or a hedging or conversion transaction and holders who acquired their Indigo shares through the exercise of an employee stock option or otherwise as compensation.

    Holders of Indigo shares are urged to consult their own tax advisors as to the particular tax consequences to them of the offer or any compulsory acquisition that may follow the offer, including the effect of United States federal, state and local tax laws or Swedish, Irish or other non-United States tax laws.

    A United States Holder refers to (1) a citizen or resident of the United States, (2) a corporation or other entity created or organized in the United States or under the laws of the United States or of any political subdivision of the United States, or (3) an estate or trust, the income of which is includible in gross income for United States federal income tax purposes regardless of its source.

    A Non-United States Holder refers to a holder of Indigo shares that is not a United States Holder.

United States Holders that Participate in the Offer

    The receipt by a United States Holder of cash for Indigo shares pursuant to the offer will be a taxable transaction under the United States Internal Revenue Code of 1986, as amended. A tendering United States Holder will generally recognize gain or loss in an amount equal to the difference between the cash received by the United States Holder pursuant to the offer and that holder's adjusted tax basis in the Indigo shares tendered pursuant to the offer. That gain or loss will be a capital gain or loss if the Indigo shares are a capital asset in the hands of the United States Holder. United States Holders are urged to consult their own tax advisors as to the federal income tax treatment of a capital gain or loss, including limitations on the deductibility of a capital loss.

    A United States Holder that tenders Indigo shares may be subject to backup withholding at a rate of 31% unless it provides its taxpayer identification number and certifies that the number is correct or properly certifies that it is awaiting a taxpayer identification number, or unless an exemption is demonstrated to apply. Backup withholding is not an additional tax. Amounts so withheld can be refunded or credited against the United States federal income tax liability of the United States Holder, provided appropriate information is forwarded to the Internal Revenue Service. In general, to prevent backup withholding, a tendering United States Holder should complete the Substitute Form W-9 that is included in the letter of transmittal. See the discussion in "The Tender Offer -- Procedures for Accepting the Offer and Tendering Shares -- Other Requirements".

Non-United States Holders that Participate in the Offer

    A tendering Non-United States Holder will generally not be subject to United States federal income tax on a gain realized on a disposition of Indigo shares unless:

    o the gain is effectively connected with a trade or business in the United States of that Non-United States Holder;

    o that Non-United States Holder is a non-resident alien individual who holds Indigo shares as a capital asset and who is present in the United States for 183 or more days in 1999; or

    o that Non-United States Holder is subject to tax under the provisions of the Internal Revenue Code of 1986, as amended, on the taxation of United States expatriates.

    Non-United States Holders are urged to consult their own tax advisors.

    Information reporting and backup United States federal income tax withholding imposed at a rate of 31% may apply to cash payments received by a tendering Non-United States Holder pursuant to the offer if the disposition of Indigo shares is effected by or through a United States office of a broker. Backup withholding is not an additional tax. Amounts so withheld can be refunded or credited against the United States federal income tax liability of the Non-United States Holder, provided appropriate information is forwarded to the Internal Revenue Service. In general, to prevent backup withholding, a tendering Non-United States Holder should complete a Form W-8BEN.

Holders that Participate in a Compulsory Acquisition

    The receipt by a United States Holder or Non-United States Holder of cash pursuant to a compulsory acquisition under the Swedish Companies Act would generally result in United States federal income tax consequences similar to those described above in "-- United States Holders that Participate in the Offer" or "-- Non-United States Holders that Participate in the Offer," respectively. Holders of Indigo shares that receive cash pursuant to a compulsory acquisition are urged to consult their own tax advisors.

Price Range of Shares; Dividends

    The Indigo shares have been traded in the over-the-counter market since April 9, 1998, and are quoted on the Nasdaq National Market System under the symbol IAAB.

    The following table lists for the periods indicated the high and low closing sale prices per Indigo share as reported on the Nasdaq National Market System. Indigo has not paid any cash dividend in the periods indicated in the following table. Bid prices represent quotations by dealers, do not reflect mark-ups, mark-downs or commissions and may not represent actual transactions.

                                                         Market Price
                                                       ----------------
                                                        High       Low
                                                       ------     -----
         1998
           Second Quarter (from April 9, 1998)....   $ 14.938    $ 9.750
           Third Quarter..........................     12.750      7.000
           Fourth Quarter.........................     10.000      6.063
         1999
           First Quarter..........................      8.250      6.500
           Second Quarter.........................      8.875      6.000
           Third Quarter..........................      9.500      6.750
           Fourth Quarter (through
             November 15, 1999)...................     12.563      7.031

    On November 11, 1999 there were 29 holders of record of Indigo shares and 11,276,288 outstanding Indigo shares.

    On November 10, 1999, the last full day of trading before the public announcement of the execution of the combination agreement, the closing price of the Indigo shares on the Nasdaq National Market System was $11.313 per Indigo share. On November 15, 1999, the closing price of the Indigo shares on the Nasdaq National Market System was $12.562 per Indigo share.

    You are urged to obtain a current market quotation for the Indigo shares.

Certain Information Concerning Indigo

    Unless otherwise stated, the information concerning Indigo in this document has been furnished by Indigo or has been taken from or based upon publicly available documents and records on file with the Securities and Exchange Commission and other public sources. Although AerFi Sverige and AerFi have no knowledge that would indicate that any statement in this document that is based upon those reports and documents are untrue, AerFi Sverige and AerFi do not take any responsibility for the accuracy or completeness of the information contained in those reports and other documents or for any failure by Indigo to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to AerFi Sverige and AerFi.

General

    Indigo is a Swedish limited liability company incorporated in 1988, with its principal offices located at Sodra Forstadsgatan 4, S-211 43 Malmo, Sweden. Indigo is principally engaged in the acquisition and leasing of narrow body commercial jet aircraft to airlines throughout the world. Indigo also sells aircraft from its own portfolio and selectively engages in remarketing activities for airlines, financial institutions and other leasing companies.

    The name, citizenship, business address, principal occupation or employment and five-year employment history for each of Indigo's directors and executive officers and certain other information are listed in Schedule I to this document. Indigo is subject to the informational requirements of the Exchange Act applicable to a foreign private issuer and files periodic reports and other information with the Securities and Exchange Commission relating to its business, financial condition and other matters. You may inspect those reports and other information at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and should also be available for inspection and copying at the regional offices of the Securities and Exchange Commission in New York (Jacob K. Javits Federal Building, 26 Federal Plaza, New York, New York 10278) and Chicago (Everett McKinley Dirksen Building, 219 South Dearborn Street, Chicago, Illinois 60604). Copies of that material can also be obtained from the Public Reference Section of the Securities and Exchange Commission in Washington, D.C. 20549, at prescribed rates.

Certain Financial Projections

    In the course of the discussions between representatives of AerFi and Indigo regarding the offer and the combination AerFi was provided with certain projections of Indigo's future operations. The projections, and the assumptions underlying such projections, were not prepared with a view to public disclosure or compliance with published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections, and are included in this offer to purchase only because they were provided to AerFi. None of AerFi, AerFi Sverige, Indigo, any of their financial advisors or the dealer manager assumes any responsibility for the accuracy of these projections. These projections are based upon a variety of assumptions relating to the business of Indigo which may not be realized and are subject to significant uncertainties and contingencies beyond the control of Indigo. There can be no assurance that the projections will be realized, and actual results may vary materially from those shown. None of Indigo, AerFi or AerFi Sverige intends to update, revise or correct such projections if they become inaccurate (even in the short term). In particular, these projections will be materially affected if a material amount of Indigo's aircraft assets are transferred to AerCo Limited in a securitization transaction.

    Set forth below is a summary of the projections. These projections should be read together with the financial statements of Indigo referred to herein.

                                                         Fiscal Year Ended December 31
                                        ------------------------------------------------------
                                         1998(A)      1999        2000        2001       2002
                                        ---------    ------      ------      ------     ------
                                                             (In thousands)
    Income Statement Data
    Revenues (including interest
    income).........................    $  63,440   $ 104,122   $ 123,427   $127,721   $ 132,823
                                        =========   =========   =========   ========   =========

    Income before Taxes and Minority
      Interests.....................       15,547      20,089      21,898     24,352      27,424
                                        =========  ==========  ==========  =========  ==========

    Net Income......................       11,133      14,817      15,767     17,533      19,745
                                        =========  ==========  ==========  =========  ==========
    Earnings Per Diluted Share......         1.07        1.28        1.36        1.52       1.71
                                        =========  ==========  ==========  ========== ==========
    Balance Sheet (at period end)
    Cash............................       16,482       9,644         615          0           0
    Net Aircraft....................      548,703     797,309     831,872    837,633     840,830
    Other Assets....................       20,876      31,641      36,631     41,486      46,617
                                        ---------  ----------  ----------  ---------  ----------
    Total Assets....................      586,061     838,594     869,118    879,119     887,447
                                        =========  ==========  ==========  =========  ==========
    Debt............................      452,629     669,613     676,041    661,324     642,025
    Equity..........................       90,036     104,853     120,620    138,153     157,898
    Other Liabilities...............       43,396      64,128      72,457     79,642      87,524
                                        ---------  ----------  ----------  ---------  ----------
    Total Liabilities...............      586,061     838,594     869,118    879,119     887,447
                                        =========  ==========  ==========  =========  ==========

----------

(A) Actual for the year ended December 31, 1998.


Selected Historical Financial Information

    Set forth below is certain selected financial information relating to Indigo which has been excerpted or derived from the audited financial statements contained in Indigo's Annual Report on Form 20-F for the fiscal year ended December 31, 1998 and the unaudited financial statements contained in Indigo's quarterly reports on Form 6-K at September 30, 1998 and 1999. The financial information that follows is qualified in its entirety by reference to the 20-F and the 6-K and other documents filed by Indigo with the Securities and Exchange Commission which contain comprehensive financial information. The 20-F and the 6-K and those other documents may be examined and copies may be obtained from the offices of the Securities and Exchange Commission in the manner described above under "-- General".

                                          Fiscal Year           Nine Months
                                             Ended                 Ended
                                          December 31          September 30
                                       -----------------     -----------------
                                        1998       1997       1999       1998
                                       ------     ------     ------     ------
                                                    (unaudited)
                                           (In thousands, except per share
                                                      amounts)
   Income Statement Data:
   Revenues:
     Rental of flight equipment...... $ 49,918   $ 30,735   $ 68,836   $ 33,727
     Flight equipment marketing......    8,923      7,169      7,179      8,923
     Interest and other..............    4,599      2,700      2,300      3,426
                                      --------   --------   --------   --------
                                        63,440     40,604     78,315     46,076
   Expenses:
     Interest........................   24,078     15,780     30,093     16,627
     Depreciation....................   18,159     11,542     24,825     12,170
     Rental expense..................        0          0      3,211          0
     Selling, general and
       administrative................    5,647      3,035      5,343      4,200
     Exchange (gain) loss............        9       (337)       (12)        (1)
                                      --------   --------   --------   --------
                                        47,893     30,020     63,460     32,996
                                      --------   --------   --------   --------
   Income before income taxes........   15,547     10,584     14,855     13,080
   Provision for income taxes........    4,414      2,943      3,808      3,675
                                      --------   --------   --------   --------
     Net income...................... $ 11,133   $  7,641   $ 11,047   $  9,405
                                      ========   ========   ========   ========
   Per Share Amounts:
     Net income per basic share(1)... $   1.09   $   1.26   $   0.98   $   0.95
     Net income per diluted share(2).     1.07       1.23       0.96       0.93
     Book value per basic share(1)...     8.79       6.34       8.96       8.89
     Book value per diluted share(2).     8.63       6.16       8.77       8.73

----------

(1) Net income per basic share and book value per basic share are calculated using the weighted average number of ordinary shares outstanding for each of the periods presented (10,247,630 for 1998, 6,087,436 for 1997, 11,276,288
    for the nine months ended September 30, 1999 and 9,911,520 for the nine months ended September 30, 1998).

(2) Net income per diluted share and book value per diluted share are calculated using the weighted average number of ordinary shares and ordinary share equivalents outstanding for each of the periods presented (10,437,347 for 1998, 6,264,290 for 1997, 11,525,541 for the nine months ended September 30, 1999 and 10,091,259 for the nine months ended September 30, 1998). Ordinary share equivalents represent the number of shares which would be issued assuming the exercise of warrants and conversion of preferred shares.

                                                                  December 31        September 30
                                                              -------------------    ------------
                                                               1998         1997         1999
                                                              ------       ------    ------------
                                                                        (unaudited)
                                                                      (In thousands)
      Balance Sheet Data:
      Assets:
        Cash and cash equivalents.......................     $ 16,482     $  4,669     $ 18,670
        Accounts receivable.............................        2,587        4,893        4,202
        Cash, restricted................................        6,610        6,427       16,529
        Notes receivable................................        3,181        4,300            0
        Net investment in finance and sales-type leases.       16,392       21,722        7,115
        Flight equipment under operating leases.........      567,679      281,681      770,411
        Less accumulated depreciation...................       35,368       23,061       52,283
                                                             --------     --------     --------
                                                              532,311      258,620      718,128
        Deposits on flight equipment purchases..........        4,350        1,600        4,100
        Other assets....................................          835          726        3,138
        Deferred debt issue costs-less accumulated
          amortization of $1,983 (1999), $1,756 (1998)
          and $1,222 (1997).............................        3,313        2,385        4,151
                                                             --------     --------     --------
                                                             $586,061     $305,342     $776,033
                                                             ========     ========     ========
      Liabilities and Shareholders' Equity
        Accrued interest and other payables.............        5,925        3,022        5,439
        Debt financing..................................      449,975      238,817      612,998
        Debt financing from related parties.............        2,654        2,654        2,654
        Security and other deposits on flight equipment        24,661       15,669       34,445
        Prepaid rentals.................................        4,644        2,741        7,543
        Deferred income taxes...........................        8,166        3,836       11,871
      Shareholders' Equity
        Ordinary shares-SEK 3.14 notional amount;
           25,477,707 (1999 and 1998) and
           7,850,000 (1997) authorized shares;
           11,276,288 (1999 and 1998) and
           7,850,000  (1997) shares issued and
           outstanding..................................        4,688        3,294        4,688
        Paid-in capital.................................       58,036       19,130       58,036
        Retained earnings...............................       27,312       16,179       38,359
                                                             --------     --------     --------
                                                               90,036       38,603      101,083
                                                             --------     --------     --------
                                                             $586,061     $305,342     $776,033
                                                             ========     ========     ========

Certain Information Concerning AerFi and AerFi Sverige

General

    AerFi is an Irish limited liability company with its principal offices located at Aviation House, Shannon, Co. Clare, Ireland. AerFi is a lessor of modern commercial aircraft and is a significant participant in the global aviation industry.

    On November 20, 1998, Texas Pacific Group became AerFi's largest shareholder through a cash tender offer for outstanding AerFi ordinary shares and a subscription for new AerFi ordinary shares. As of November 11, 1999, Texas Pacific Group owned 58.9% of AerFi's issued ordinary share capital and 42.6% of AerFi's ordinary share capital on a fully diluted basis.

    GE Capital Corporation has an option, exercisable on or before October 29, 2001, to acquire a passive interest of 21.4% in the diluted ordinary share capital of AerFi at an option price of $0.60 per share, which will be adjusted downwards to $0.01 as a result of the $0.60 per share proposed special interim dividend that AerFi announced on November 11, 1999, unless GE Capital Corporation exercises its option and receives the underlying shares before the record date for such extraordinary dividend. In a letter dated November 11, 1999, GE Capital Corporation notified us pursuant to the relevant provision of the option agreement between it and us that it is contemplating delivery of an exercise notice.

    AerFi Sverige is a newly established Swedish corporation. It has not carried on any activities other than the execution of the combination agreement. Its principal offices are located at c/o Advocatfirman Vinge KB, P.O. Box 1703, S-111 87 Stockholm, Sweden. AerFi Sverige is an indirect, wholly-owned subsidiary of AerFi.

    The name, citizenship, business address, principal occupation or employment and five-year employment history for each of our directors and executive officers and certain other information are listed in Schedule II to this document.

    Except as described in this document, neither we nor, to the best of our knowledge, any of the persons listed in Schedule II to this document (or any associate or majority-owned subsidiary of AerFi or any such listed persons) beneficially owns or have any right to acquire, directly or indirectly, any Indigo shares or have effected any transaction in the Indigo shares during the past 60 days.

    Except as provided in the combination agreement or as otherwise described in this document, neither we nor, to the best of our knowledge, any of the persons listed in Schedule II to this document, have any contract, arrangement, understanding or relationship with any other person with respect to any securities of Indigo, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of those securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

    Except as disclosed in this document, since January 1, 1997 neither we nor, to the best of our knowledge, any of the persons listed on Schedule II to this document, have had any business relationship or transaction with Indigo or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Securities and Exchange Commission applicable to the offer. Except as disclosed in this document, since January 1, 1997, there have been no contacts, negotiations or transactions between AerFi or any of its subsidiaries or, to the best knowledge of AerFi, any of the persons listed in Schedule II to this document, on the one hand, and Indigo or its affiliates, on the other hand, concerning a consolidation or acquisition, tender offer or other acquisition of securities, or an election of directors.

Selected Historical Financial Information

    The following selected consolidated financial data relating to AerFi and its subsidiaries has been taken or derived from the audited financial statements contained in AerFi's annual report for the year ended March 31, 1999. These financial statements are prepared in accordance with Irish GAAP which differ in certain significant respects from US GAAP. An explanation of the significant differences and a reconciliation from Irish GAAP to US GAAP of shareholders' Equity and net income for the financial year is set forth in Note 30 to these financial statements. More comprehensive financial information is included in that annual report and the financial data listed below is qualified in its entirety by reference to the annual report. Copies may be obtained by contacting John Redmond, at AerFi's address listed under "-- General" above.

    The financial information in relation to AerFi contained in this document does not constitute full financial statements within the meaning of Section 19 of the Companies (Amendment) Act, 1986 of Ireland. Full financial statements of AerFi have been prepared for each financial year to which the financial information relates and the auditors have given unqualified reports on such financial statements, which financial statements except for the financial statements for the year ended March 31, 1999, have been annexed to the relevant annual returns delivered to the Registrar of Companies in Ireland. The financial statements for the year ended March 31, 1999, will be annexed to the annual return to be delivered to the Registrar of Companies in Ireland.

Selected Financial Information -- Irish GAAP

                                                              Fiscal Year      Six Months
                                                                 ended            ended
                                                               March 31        September 30
                                                          ------------------   ------------
                                                           1999        1998       1999
                                                          ------      ------   ------------
                                                             (In millions,      Unaudited
                                                              except per share amounts)
        Income Statement Data:
        Turnover -- Continuing Operations..............   $  453      $  236     $   96
                                                          ======      ======     ======
        Total Operating Income.........................      472         244        103
                                                          ======      ======     ======
        Profit on Ordinary Activities Before Taxation..       48          65         32
                                                          ======      ======     ======
        Profit for the Financial Year/Period...........       47          64         32
        Dividends on First Preference Shares - Paid....       (2)         (3)        (1)
                                                          ------      ------     ------
        Profit Attributable to Equity Shareholders.....       45          61         31
                                                          ======      ======     ======
        Profit and Loss Account at End of Year/Period..   $  210      $  182     $  241
                                                          ======      ======     ======
        Balance Sheet Data:
        Assets
        Tangible Assets (aircraft interests in aircraft
        and other tangibles)...........................      275         675        230
                                                          ------      ------     ------
        Free Cash Balances.............................      322         127        340
        Restricted Cash Balances.......................      113         159        130
        Other Assets...................................      175         251        170
        Total Assets...................................   $  885      $1,212     $  870
                                                          ======      ======     ======
        Liabilities
        Capital and Reserves and Shareholders' Funds...      376         336        407
        Provisions for Liabilities and Charges.........       36          --         36
        Creditors......................................      473         876        427
                                                          ------      ------     ------
        Total Liabilities..............................   $  885      $1,212     $  870
                                                          ======      ======     ======
        Per Share Data:
        Profit per ordinary share - Basic(1)...........   $ 0.40      $  0.57    $ 0.26
        Profit per ordinary share - Fully Diluted(2)...   $ 0.38      $  0.57    $ 0.20


----------

(1) Profit per basic share is calculated using the weighted average number of ordinary shares outstanding for each of the periods presented (106,523,999 for 1998, 111,125,334 for 1999 and 119,344,512 for the six months ended
    September 30, 1999).

(2) Profit per diluted share is calculated using the weighted average number of ordinary shares and ordinary share equivalents outstanding for each of the periods presented (106,523,999 for 1998, 118,926,005 for 1999 and
    157,270,055 for the six months ended September 30, 1999). Ordinary share equivalents represent the number of shares which would be issued, assuming the exercise of warrants and conversion of preferred shares.

Reconciliation of Irish GAAP net profit attributable to ordinary shareholders as reported in the Consolidated Profit and Loss Account to U.S. GAAP.

                                                                   Fiscal Year         Six Months
                                                                      ended              ended
                                                                    March 31          September 30
                                                                -----------------     ------------
                                                                1999         1998         1999
                                                                ----         ----     ------------
                                                                  (In millions)         Unaudited
         Net profit attributable to ordinary shareholders as
         reported in the consolidated profit and loss account
         (Irish GAAP).......................................   $   45       $   61       $   31
         Adjustments
         Arising on sale and leaseback transactions
           - reversal of income deferred in prior years.....       28           14            3
         Arising on Airplanes Group.........................      324          (31)          --
         Predelivery payment provision......................       15          (15)          --
         Positive goodwill amortized........................      (10)          (1)          --
         Negative goodwill amortized........................       10            1           --
         Onerous contract provision.........................       14           --           --
         Aircraft maintenance...............................       16           (1)          --
         Impairment of fixed assets - engine valuation
           provision........................................      (10)          --           --
         Reclassification of income/(expense) on
           extinguishment of debt...........................       (1)           1           --
                                                               ------       ------       ------
         Net income to accord with US GAAP before
         extraordinary item.................................      431           29           34
         Extraordinary item - income/(expense) on
           extinguishment of debt...........................        1           (1)          --
         Dividend on ordinary shares........................       --           --          (17)
                                                               ------       ------       ------
         Net income to accord with US GAAP..................   $  432       $   28       $   17
                                                               ======       ======       ======
         Consolidated Balance sheet of AerFi Group plc and
           subsidiaries in accordance with US GAAP
         Assets
         Cash...............................................      323          127          340
         Restricted cash....................................      179          454          196
         Accounts receivable................................       97          115           93
         Net investment in capital and sales type leases....       --          101           --
         Aircraft...........................................    1,011        4,689          929
         Aircraft predelivery payment.......................       --           59           --
         Investment in aircraft.............................       81           81           81
         Investments........................................       --           13           --
         Other assets.......................................       12           25           11
                                                               ------       ------       ------
                                                               $1,703       $5,664       $1,650
                                                               ======       ======       ======

         LiabilitiesShareholders' funds/(Deficit)...........      213         (239)         230
         Accrued expenses and other liabilities.............      372        1,034          349
         Minority interests.................................       --            6           --
         Indebtedness.......................................    1,118        4,809        1,071
         Deferred income taxes..............................       --           54           --
                                                               ------       ------       ------
                                                               $1,703       $5,664       $1,650
                                                               ======       ======       ======

Financing of the Offer

    The total amount of funds required to consummate the offer and the combination and to pay related fees and expenses is estimated to be approximately $77 million. The offer and the combination are not conditioned on obtaining financing. We have or will have sufficient cash or other sources of immediately available funds to provide to AerFi Sverige to enable it to purchase all of the Indigo shares outstanding and to pay all related fees and expenses under the offer.

Dividends and Distributions

    If, after the date of the combination agreement but before the unconditional time, Indigo changes the outstanding Indigo shares by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of Indigo shares, or stock dividend on the Indigo shares with a record date during that period the cash payable under the offer and any other amounts payable under the combination agreement shall be appropriately adjusted.

Certain Effects of the Offer

Market for the Indigo shares

    The purchase of Indigo shares under the offer will reduce the number of holders of Indigo shares and the number of Indigo shares that might otherwise trade publicly and is likely to adversely affect the liquidity and market value of the remaining Indigo shares held by the public.

Stock Quotation

    Depending upon the number of Indigo shares purchased under the offer, the Indigo shares may no longer meet the standards for continued inclusion in the Nasdaq National Market System. If, as a result of the purchase of Indigo shares under the offer, the Indigo shares no longer meet the criteria for continued inclusion in the Nasdaq National Market System, the market for the Indigo shares could be adversely affected. According to Nasdaq's published guidelines, the Indigo shares would not meet the criteria for continued inclusion in the Nasdaq National Market System if at least one of the following two standards are not met:

    o among other things, a minimum of 750,000 publicly held Indigo shares, an aggregate market value of the publicly held Indigo shares of at least $5 million and a minimum of 400 shareholders of round lots; or

    o among other things, a minimum of 1,100,000 publicly held shares, an aggregate market value of the publicly held Indigo shares of at least $15 million, at least four registered and active market makers and a minimum of 400 shareholders of round lots.

    If one of these two standards were not met, quotations might continue to be published in the overthecounter "additional list" or one of the "local lists" unless, as detailed in Nasdaq's published guidelines, the number of publiclyheld Indigo shares (excluding Indigo shares held by officers, directors and beneficial owners of more than 10% of the Indigo shares) is less than 100,000, there are fewer than 300 holders in total, or there is not at least one market maker for the Indigo shares. If the Indigo shares are no longer eligible for Nasdaq quotation, quotations might still be available from other sources.

Exchange Act Registration

    The Indigo shares are currently registered under the Exchange Act. Indigo may terminate registration of the Indigo shares under the Exchange Act upon application to the Securities and Exchange Commission if the Indigo shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Indigo shares under the Exchange Act would substantially reduce the information required to be furnished by Indigo to its shareholders and to the Securities and Exchange Commission. Termination of registration would make certain provisions of the Exchange Act no longer applicable to Indigo, such as the requirement to file an annual report on Form 20F with the Securities and Exchange Commission. Furthermore, the ability of "affiliates" of Indigo and persons holding "restricted securities" of Indigo to dispose of those securities under Rule 144 or 144A promulgated under the Securities Act of 1933, may be impaired or eliminated. If registration of the Indigo shares under the Exchange Act were terminated, the Indigo shares would no longer be "margin securities" or be eligible for inclusion in the Nasdaq National Market System. We currently intend to seek to cause Indigo to terminate the registration of the Indigo shares under the Exchange Act as soon after consummation of the offer as the requirements for termination of registration are met.

Margin Regulations

    The Indigo shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System, which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Indigo shares. Depending upon factors similar to those described above regarding listing and market quotations, it is likely that, following the offer, the Indigo shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

Certain Conditions of the Offer

    Notwithstanding any other provision of the offer, AerFi Sverige may not accept for payment or pay for any Indigo shares and may terminate the offer if all conditions to the offer, except for applicable regulatory approvals (see ACertain Legal Matters; Regulatory Approvals@), are not satisfied on or before the expiration date of the offer. In particular, AerFi Sverige may not accept for payment or pay for any Indigo shares and may terminate the offer if:

    (1) before the expiration date of the offer:

    (a) AerFi Sverige, AerFi, Indigo or their representative have not received an unconditional written statement from the Minister for Enterprise, Trade and Employment of Ireland that she or he has decided not to make an order under Section 9 of the Irish Mergers Act in relation to the offer or any related transactions or the applicable statutory period for the making of such an order has not expired, or

    (b) the waiting period under the HartScottRodino Act (the U.S. antitrust legislation) that is applicable to the offer and the related transactions has not expired or been terminated, or

    (2) at any time on or after November 11, 1999 and before the expiration date of the offer, any of the following conditions exist:

    (a) there is any law, or there shall be threatened, instituted or pending any action or proceeding, or any investigation or other inquiry that in AerFi Sverige's judgment might result in that action or proceeding, by any government or governmental authority or agency, or by any other person, before any court or governmental authority or agency:

    (1) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the making or conduct of the offer and/or any related transactions or the acceptance for payment of or payment for some of or all the Indigo shares by AerFi Sverige or the completion of any related transactions, seeking to obtain damages or otherwise directly or indirectly relating to the transactions contemplated by or related to the offer or the combination

    (2) seeking to restrain or prohibit AerFi Sverige's ownership or operation (or that of its respective subsidiaries or affiliates) of all or any material portion of any of the Indigo shares or the business or assets of Indigo and its subsidiaries, taken as a whole, or of AerFi Sverige and its subsidiaries, taken as a whole, or to compel AerFi Sverige or any of its subsidiaries or affiliates to dispose of or hold separate all or any material portion of the business or assets of Indigo and its subsidiaries, taken as a whole, or of AerFi Sverige and its subsidiaries, taken as a whole,

    (3) seeking to impose or confirm material limitations on the ability of AerFi Sverige or any of AerFi Sverige's subsidiaries or affiliates effectively to exercise full rights of ownership of the Indigo shares, including, without limitation, the right to vote any Indigo shares acquired or owned by AerFi Sverige or any of AerFi Sverige's subsidiaries or affiliates on all matters properly presented to Indigo's shareholders,

    (4) seeking to require divestiture by AerFi Sverige or any of AerFi Sverige's subsidiaries or affiliates of any Indigo shares or


    (5) that otherwise, in the judgment of AerFi Sverige, is likely to have a material adverse effect on Indigo or AerFi, or

    (b) there is any action taken, or any law proposed or enacted or deemed applicable to the offer or the combination, by any court, government or governmental authority or agency other than the application of the waiting period provisions of the Irish Mergers Act or the HartScott Rodino Act to the offer or the combination, that, in the judgment of AerFi Sverige, is likely to result in any of the consequences referred to in clauses (1) through (5) of paragraph (a) above; or

    (c) any change occurs or is threatened (or any development occurs or is threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of Indigo or any of its subsidiaries that, in the reasonable judgment of AerFi Sverige, is or is likely to have a materially adverse effect on Indigo, or AerFi Sverige becomes aware of any facts that, in the reasonable judgment of AerFi Sverige, have or are likely to have material adverse significance with respect to either the value of Indigo and its subsidiaries, taken as a whole, or the value of the Indigo shares to us; or

    (d) it is publicly disclosed or AerFi Sverige otherwise learns that:

    (1) any person or "group", other than any shareholder who is a party to the share exchange agreement and/or share purchase agreement, has acquired or proposes to acquire beneficial ownership of more than 10% of any class or series of capital stock of Indigo, through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 10% of any class or series of capital stock of Indigo other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the Securities and Exchange Commission on November 11, 1999, or

    (2) any such person or group that, before November 11, 1999, had filed a
        Schedule 13D or 13G with the Securities and Exchange Commission, other than any shareholder who is a party to the share exchange agreement and/or share purchase agreement, has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of Indigo, through the acquisition of stock, the formation of a group or otherwise, constituting 10% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of Indigo constituting 10% or more of any such class or series; or

    (e) any person makes, or publicly announces an intention to make, a tender or exchange offer for at least 10% of the outstanding Indigo shares; or

    (f) any person files a Notification and Report Form under the HartScott Rodino Act or makes a similar filing under any other antitrust law or makes a public announcement reflecting an intent to acquire Indigo or 10% or more of the assets or securities of Indigo; or

    (g) any person makes a proposal or other communication to Indigo or enters into a definitive agreement or an agreement in principle with Indigo, regarding an acquisition proposal;

    (h) the Indigo board of directors withdraws or modifies in a manner adverse to AerFi Sverige, its approval or recommendation of the offer or recommends, enters into, or publicly announces its intention to enter into, a definitive agreement or an agreement in principle with respect to an acquisition proposal (or resolves to do any of the foregoing); or

    (i) any of Indigo's representations and warranties contained in the combination agreement, that is (1) qualified by materiality or material adverse effect or any similar standard or qualification, was not true and correct when made or at any time before the acceptance for purchase of the Indigo shares or (2) not so qualified, was not true and correct in all material respects when made or at any time before the acceptance for purchase of the Indigo shares; or

    (j) Indigo breaches or fails to perform in any material respect any of its obligations under the combination agreement; or

    (k) the combination agreement is terminated in accordance with its terms; or

    (l) there is any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, Nasdaq or in the overthecounter market; or

    (m) there is any declaration of a banking moratorium by Swedish, Irish, U.S. Federal or New York State authorities or a general suspension of payments in respect of lenders that regularly participate in the U.S. or international markets in loans to large corporations; or

    (n) there is any material limitation by any Swedish, Irish, U.S. Federal, state or local government or any court, administrative or regulatory agency or commission or other governmental authority or agency in Sweden, Ireland or the United States that materially affects the extension of credit generally by lenders that regularly participate in the U.S. or international markets in loans to large corporations; or

    (o) there is any commencement of a war involving Sweden, Ireland or the United States or any commencement of armed hostilities or other national or international calamity involving Sweden, Ireland or the United States that has a material effect on bank syndication or financial markets in the United States or internationally; or

    (p) in the case any of the events in paragraphs (l) through (o) above, existed on or at the time of the commencement of this offer, there is a material acceleration or worsening of those events which, in the sole judgment of AerFi Sverige and regardless of the circumstances (including any action or omission by us or AerFi Sverige) giving rise to any such condition, makes it inadvisable to proceed with that acceptance for payment or payment.

    (3) we have not received, dated as of the unconditional time, (a) certain legal opinions, (b) a certificate of the chief executive officer of Indigo regarding the accuracy of its representations and warranties and the performance of its obligations under the combination agreement and
        (c) certain other documents that we may reasonably request relating to the existence and authority of Indigo and its subsidiaries.

Certain Legal Matters; Regulatory Approvals

General

    Except as described in this section, based on our review of publicly available filings of Indigo with the Securities and Exchange Commission and other publicly available information regarding Indigo, we are not aware of any license or regulatory permit that appears to be material to the business of Indigo and its subsidiaries, taken as a whole, that might be adversely affected by our acquisitions of Indigo shares (and/or the indirect acquisition of the stock of Indigo's subsidiaries) as contemplated herein or of any approval or other action by or with any domestic, foreign, or international government authority or administrative or regulatory agency that would be required for the acquisition of ownership of the Indigo shares (and/or the indirect acquisition of the stock of Indigo's subsidiaries) by us. Should any such approval or other action be required, we currently contemplate that that approval or other action will be sought. While, except as otherwise expressly described in this section, we do not presently intend to delay the acceptance for payment of or payment for Indigo shares tendered under the offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to Indigo's business or that certain parts of Indigo's business might not have to be divested if those approvals were not obtained or those other actions were not taken, any of which could cause AerFi Sverige to decline to accept for payment or pay for any Indigo shares tendered. AerFi Sverige's obligations to accept for payment or pay for the Indigo shares tendered under the offer is subject to the conditions described in this document, including the conditions referred to above in this paragraph and certain conditions with respect to litigation and governmental action. See "The Tender Offer -- Certain Conditions of the Offer".

Antitrust Compliance

    Indigo shares will not be accepted for payment or paid for under the offer until the expiration or earlier termination of the applicable waiting period under the HartScottRodino Act. See "-- Certain Conditions of the Offer". Under the HartScottRodino Act, certain transactions (including certain transactions involving the proposed acquisition of in excess of 15%, 25% and 50% of the equity interest of a target corporation) may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and certain waiting period requirements have been satisfied. Since consummation of the offer and the share exchange agreement and share purchase agreement transactions would result in the ownership by us and our subsidiaries of more than 50% of the equity of Indigo, the acquisition of Indigo shares by us under the offer and the share exchange and share purchase agreement transactions is subject to those requirements.

    We filed the required Notification and Report Forms with respect to the offer and the combination with the Antitrust Division and the Federal Trade Commission on November 12, 1999. The statutory waiting period applicable to our purchase of Indigo shares under the offer and the share exchange agreement and share purchase agreement transactions will expire on December 12, 1999. However, before that date, the Antitrust Division or the Federal Trade Commission may extend the waiting period by requesting additional information or documentary material relevant to the acquisition. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, on the tenth day after we certify to the Antitrust Division or the Federal Trade Commission, as the case may be, that we have substantially complied with that request. Thereafter, the waiting period can be extended only by court order.

    We have made a request for early termination of the waiting period applicable to the offer. There can be no assurance, however, that the waiting period under the HartScottRodino Act will be terminated early or will not be extended. Subject to the provision described under "-- Withdrawal Rights", any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. If AerFi Sverige's acquisition of Indigo shares is delayed under a request by the Antitrust Division or the Federal Trade Commission for additional information or documentary material under the HartScottRodino Act, the offer may, but need not, be extended.

    The Federal Trade Commission and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Indigo shares by us under the offer. At any time before or after the purchase of Indigo shares under the offer by us, the Federal Trade Commission or the Antitrust Division could take any action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Indigo shares under the offer or seeking the divestiture of Indigo shares purchased by us or the divestiture of substantial assets of AerFi, Indigo or their respective subsidiaries. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances. Based upon an examination of information available to AerFi relating to the businesses in which AerFi, Indigo and their respective subsidiaries are engaged, we believe that neither the offer nor the combination will violate the antitrust laws. Nevertheless, there can be no assurance what the result will be if a challenge is made. See "The Tender Offer -- Certain Conditions of the Offer".

    Pursuant to the Irish Mergers Act, the necessary antitrust filings were made in Ireland on November 12, 1999, and any delays in decisions by the appropriate regulatory authorities in Ireland may affect when and whether the combination will proceed.

    Under the Irish Mergers Act, certain mergers and takeovers (including certain transactions involving the proposed acquisition of 25% or more of the equity interest of a target corporation) must, if certain financial thresholds are exceeded, be notified to the Minster for Enterprise, Trade and Employment. Where the Irish Mergers Act applies, notification must be made within one month after an offer capable of acceptance is made, the effect of which would result in the merger or takeover, and the transaction may not be consummated (the main sanction imposed by the Act is that title to the shares or assets concerned will not pass) unless the Minister has issued a clearance statement in respect of the proposed merger or takeover, or it is implemented in accordance with the conditions of a conditional clearance, or the Minister fails to take any action within the relevant period prescribed by the Irish Mergers Act, which is 3 months from the later of the date of notification and, if the Minister requests further information about the proposed transaction, the date of receipt of that information.

    Since the consummation of the combination agreement and the related transactions, including the offer, would result in ownership by us and our subsidiaries of more than 25% of the equity of Indigo, and as the financial thresholds and the other requirements of the Irish Mergers Act are met, the acquisition of Indigo shares by us and AerFi Sverige under the offer and the share exchange agreement and share purchase agreement transactions is subject to the provisions of the Irish Mergers Act and accordingly Indigo shares will not be accepted for payment or paid for under the offer until either an unconditional clearance from the Minister has been received or the relevant period prescribed by the Irish Mergers Act has expired. See "-- Certain Conditions of the Offer".

    Pursuant to the Swedish Companies Act, no antitrust filings with the appropriate regulatory authorities in Sweden were necessary in connection with the offer and the combination.

State Takeover Statutes

    A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, shareholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, those states. Indigo, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted those laws. We do not believe that any of these laws will, by their terms, apply to the offer, the compulsory acquisition or any other business combination between us or any of our affiliates and Indigo and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the offer or any such merger or other business combination, we believe that there are reasonable bases for contesting those laws.

    If any government official or third party should seek to apply any state takeover law to the offer, the compulsory acquisition or any other business combination between us or any of our affiliates and Indigo, we will take any action as then appears desirable, which action may include challenging the applicability or validity of that statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the offer, the compulsory acquisition or any such other business combination and an appropriate court does not determine that it is inapplicable or invalid as applied to the offer the compulsory acquisition or any such other business combination, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Indigo shares, and we might be unable to accept for payment or pay for Indigo shares tendered under the offer, or be delayed in continuing or consummating the offer, the compulsory acquisition or any such other business combination. In that case, we may not be obligated to accept for payment or pay for any tendered Indigo shares.

Fees and Expenses

    Except as disclosed below, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Indigo shares under the offer.

    We have retained the services of Greenhill & Co. LLC. to act as our financial advisor and as dealer manager in connection with the offer and the combination. Under the terms of an engagement letter, we agreed to pay Greenhill for its services as financial advisor and dealer manager an aggregate fee of up to $2.5 million. We also agreed to reimburse Greenhill for its reasonable travel and other outofpocket expenses incurred in connection with its services, including fees and expenses of its legal counsel. We further agreed to indemnify Greenhill and certain related parties against certain liabilities arising out of Greenhill's engagement.

    We have retained Corporate Investor Communications, Inc. to be the information agent and Bankers Trust Company to be the depositary in connection with the offer. The information agent may contact holders of Indigo shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominee shareholders to forward materials relating to the offer to beneficial owners of Indigo shares.

    As compensation for acting as information agent in connection with the offer, Corporate Investor Communications, Inc. will be paid a fee of $12,000 and will also be reimbursed for certain outofpocket expenses and may be indemnified against certain liabilities and expenses in connection with the offer, including certain liabilities under the federal securities laws. We will pay the depositary reasonable and customary compensation for its services in connection with the offer, plus reimbursement for outofpocket expenses, and will indemnify the depositary against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws. We will reimburse brokers, dealers, commercial banks and trust companies for customary handling and mailing expenses incurred by them in forwarding material to their customers.

    The following is an estimate of fees and expenses to be incurred by us in connection with the offer:


                   Financial advisor/dealer manager..   $2,600,000
                   Legal.............................    2,200,000
                   Accounting........................      500,000
                   Taxation..........................      425,000
                   Printing/filing...................      250,000
                   Advertising.......................      100,000
                   Depositary........................       32,000
                   Information agent (including             39,000
                     mailing)........................
                   Miscellaneous.....................      500,000
                                                        ----------
                     Total...........................   $6,646,000
                                                        ==========

Miscellaneous

    The offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Indigo shares in any jurisdiction in which the making of the offer or the acceptance thereof would not be in compliance with the laws of that jurisdiction. However, we may take such action as we may deem necessary to make the offer in any such jurisdiction and extend the offer to holders of Indigo shares in that jurisdiction. In any jurisdiction the securities, blue sky or other laws of which require the offer to be made by a licensed broker or dealer, the offer is being made on our behalf by the dealer manager or one or more registered brokers or dealers licensed under the laws of that jurisdiction.

    YOU SHOULD RELY ONLY ON INFORMATION CONTAINED IN THE DOCUMENT OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.

    We have filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule 14D1 under Rule 14d3 under the Exchange Act, together with exhibits, furnishing certain additional information about the offer. AerFi, AerFi Sverige and Indigo have jointly filed a Transaction Statement on Schedule 13E3, under Rule 13e3 under the Exchange Act, furnishing certain additional information about the transactions. We may file amendments to those statements. In addition, Indigo has filed with the Securities and Exchange Commission a
Schedule 14D9, together with exhibits, under Rule 14d9 under the Exchange Act, setting forth the recommendations of Indigo's board of directors regarding the offer and the reasons for those recommendations and furnishing certain additional related information. You may examine and obtain copies of these documents, and any amendments from the Securities and Exchange Commission (but not the regional offices of the Securities and Exchange Commission) in the manner described under "-- Certain Information Concerning AerFi and AerFi Sverige" above.

AerFi Sverige

November 17, 1999

                                   -----------

                                    SCHEDULES

                                   -----------

                                                                      SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                     Indigo

    The following table lists (1) the name, current business or residence address and present principal occupation or employment, (2) material occupations, positions, offices or employments and business addresses thereof for the past five years and (3) information as to beneficial ownership of Indigo shares of each director and executive officer of Indigo as of November 17, 1999. Unless otherwise indicated, each of Indigo's directors and officers is a citizen of the Kingdom of Sweden. Except as otherwise indicated, the business address of each director and executive officer of Indigo is Sodra Forstadsgatan 4, S211 43 Malmo, Sweden. Except as otherwise indicated, each occupation listed opposite a person's name refers to employment with Indigo. Other than as indicated below, no director or executive officer of Indigo beneficially owns more than 1% of the outstanding Indigo shares. Directors of Indigo are indicated with an asterisk.

                                           Present Principal Occupation or Employment;       Beneficial
               Name, Citizenship        Material Positions Held During the Past Five Years  Ownership of
         and Current Business Address            and Business Addresses Thereof             Indigo shares
         ----------------------------   --------------------------------------------------  -------------

        *Karl-Axel Granlund..........   Mr. Granlund has been Chairman of the board of        3,364,143
                                        directors of Indigo since its inception and
                                        was President of Indigo from its inception
                                        until January 1995. Mr. Granlund is also
                                        currently the Chairman of the board of
                                        directors of Volito AB, an investment company
                                        with interests in aviation, trade, property
                                        management and other activities, including a
                                        significant ownership interest in Indigo.
                                        From 1982 to 1991, Mr. Granlund was employed
                                        in various capacities by Nyckeln AB, a
                                        publicly traded Swedish real estate finance
                                        and property management company, including
                                        Senior Vice President of Nyckeln from 1982 to
                                        1985; Managing Director of Nyckeln's Aircraft
                                        Leasing division from 1985 to 1991; and Chief
                                        Executive Officer of Indigo Aviation AB. Mr.
                                        Granlund holds a Master of Science degree
                                        from the University of Linkoping and is a
                                        graduate of the Swedish Military Academy. He
                                        also currently holds the rank of Captain in
                                        the Swedish Army Reserve.

        *John Evans..................   Mr. Evans has been President and Chief Executive      1,200,161
        (United States of America)      Officer of Indigo Airlease Corporation, a
                                        wholly owned U.S. subsidiary of Indigo, since
                                        May 1997. Mr. Evans has been a director of
                                        Indigo since 1995. From 1987 to 1995, Mr.
                                        Evans was employed by ILFC, an aircraft
                                        leasing company, and was Vice President --
                                        Marketing in charge of marketing for Europe,
                                        the United States and the South Pacific from
                                        1990 to 1995. Before joining ILFC, Mr. Evans'
                                        aviation experience included positions as
                                        Manager of Technical Services for Aeronautics
                                        Leasing, Inc. from 1986 to 1987; Manager in
                                        charge of Maintenance Planning and
                                        Reliability Engineering for Frontier
                                        Horizon/Skybus Airlines from 1985 to 1986;
                                        and Line Supervisor for Atlas Aircraft in
                                        1985. Mr. Evans served in the U.S. Army from
                                        1979 to 1985 in 179th Aviation Company in
                                        Fort Carson, Colorado with his last position
                                        being Flight Engineering/ Technical
                                        Inspector. Mr. Evans attended the University
                                        of Colorado studying Aviation/Aerospace
                                        Engineering.




        *Bo Olsdal...................   Mr. Olsdal has been a director of Indigo since                0
                                        1993. Mr. Olsdal is currently a private
                                        investor and a director of Volito. From 1991
                                        to 1997, Mr. Olsdal owned and managed ALT
                                        Finance, a London, England based company,
                                        which was a former finance subsidiary of a
                                        Swedish bank, that was active in aircraft
                                        finance. From 1987 to 1991, Mr. Olsdal was
                                        General Manager of CL/PK Airfinance, an
                                        aircraft financing joint venture between PK
                                        Banken Stockholm and Credit Lyonnais, Paris.
                                        From 1982 to 1987, Mr. Olsdal was the
                                        Managing Director of PK Finance
                                        International, which was responsible for the
                                        international financing of aircraft for PK
                                        Banken. From 1978 to 1982, Mr. Olsdal was an
                                        Area Manager of Independent Leasing AB. Mr.
                                        Olsdal is a graduate of Chalmers University
                                        of Technology in Gothenburg, Sweden.


        Bradley M. Winograd..........   Mr. Winograd is Executive Vice President Finance        224,111
        (United States of America)      and Chief Financial Officer of Indigo Airlease
                                        Corporation, a whollyowned U.S. subsidiary of
                                        Indigo, and has been with Indigo since March
                                        1996. From 1992 to 1996, Mr. Winograd was
                                        employed by ILFC, and was Director of Finance
                                        from 1993 to 1996. Before that time, Mr.
                                        Winograd was an auditor with Ernst and Young
                                        from 1990 to 1992. Mr. Winograd is a graduate
                                        of the University of California, Berkeley
                                        with a Bachelor of Science degree with honors
                                        in Accounting and Finance and is a Certified
                                        Public Accountant.

        Mario Schuler................   Mr. Schuler is Managing Director of Indigo and           10,000
        (Federal Republic of Germany)   has been with Indigo since September 1997. Before
                                        joining Indigo, Mr. Schuler was Director of
                                        Leasing Market Division for Airbus Industrie
                                        from 1994 to 1997 and Director of Marketing
                                        and Sales/Europe for Airbus Industrie from
                                        1984 to 1993.

        *Jan-Eric Osterlund..........   Mr. Osterlund became a deputy director of                     0
                                        Indigo in 1996 and became a director in 1997.
                                        Mr. Osterlund is currently Chairman of
                                        Quequoin Holdings, Ltd., an investment group
                                        specializing primarily in medical venture
                                        capital. Mr. Osterlund is also the Chairman
                                        of Phairson Medical Ltd., a biotechnology
                                        Group; BM Research A/S, a drug delivery
                                        systems company, and Epivac Ltd., a drug
                                        delivery systems company. Mr. Osterlund is
                                        also a director of Ermitage International
                                        Ltd., a money management company; Shilling
                                        Banco Ltd., a UK commercial real estate
                                        investment company; and Ostrumentia, a
                                        Swedish commercial reals estate investment
                                        company and is a Deputy Director of Volito
                                        AB. Mr. Osterlund was Chairman and a
                                        substantial shareholder in HemoCue AB, a
                                        Swedish pharmaceutical company, from 1989 to
                                        1992 and a director until 1994. From 1983
                                        until 1988, Mr. Osterlund managed his own
                                        investment and strategic consulting business
                                        in London, England.



        *Geir Stormorken.............   Mr. Stormorken has been a director of Indigo                  0
        (Kingdom of Norway)             since 1997. Mr. Stormorken is currently the
                                        managing director of several companies owned
                                        by the Braathen family in Norway, including
                                        Braganza A/S and Braathen Lease and Aviation
                                        Know How A/S. Braganza A/S is a major
                                        shareholder of Braathens SAFE, Norway's
                                        leading domestic airline. Mr. Stormorken has
                                        been a director of ResidenSea Ltd. (Bahamas)
                                        since December 1996, Kristiansand Dyrepark
                                        ASA (Norway) since May 1996 and
                                        Industriginans SMB II ASA (Norway), in which
                                        Braganza AS has an ownership interest, since
                                        December 1996. Mr. Stormorken held various
                                        position in Braathens SAFE between 1988 and
                                        1995. Mr. Stormorken is a graduate of the
                                        Norwegian School of Economics and Business
                                        Administration.

        Joseph F. Drobnich...........   Mr. Drobnich has been Senior Vice President                   0
        (United States of America)      Marketing of Indigo Airlease Corporation, a
                                        whollyowned U.S. subsidiary of Indigo, since
                                        April 1998. Before joining Indigo, Mr.
                                        Drobnich was Vice President, Sales and
                                        Marketing for General Electric Capital
                                        Aviation Services since 1994. From 1991 to
                                        1993, Mr. Drobnich was Marketing Manager for
                                        Polaris Aircraft Leasing Corporation. Before
                                        that time, Mr. Drobnich held various
                                        positions at McDonnell Douglas Corporation's
                                        Douglas Aircraft division from 1983 to 1990.
                                        Mr. Drobnich received his Bachelor of Science
                                        in Mechanical Engineering and Technology from
                                        the University of Dayton and his Master of
                                        Business Administration from the University
                                        of Southern California.

        *Jon David Haugse............   Mr. Haugse has been a director of Indigo since                0
        (Kingdom of Norway)             1997. Mr. Haugse is currently a partner of
                                        Industriginans Direkte Investeringer A/S in
                                        Norway, and managing director of
                                        Industrifinans SMB II ASA, a venture capital
                                        and buyout company managed by Industrifinans
                                        Direkte. Mr. Haugse joined Industrifinans
                                        Direkte in 1992 and is also a director of
                                        several public and privately held companies.
                                        Before 1992, Mr. Haugse has held positions in
                                        Norsk Hydro, Norway's largest industrial
                                        group, and Touche Ross Management
                                        Consultants. Mr. Haugse is a graduate of the
                                        Norwegian School of Economics and Business
                                        Administration.



        Israel Padron................   Mr. Padron has been Senior Vice President                 1,500
        (United States of America)      Marketing for Indigo Airlease Corporation since
                                        May 1999. Before joining Indigo, Mr. Padron
                                        was Vice President -- New Business and
                                        Remarketing for The CIT Group where he had
                                        been employed since 1991. From 1989 to 1991,
                                        Mr. Padron was Vice President Marketing at
                                        Cauff, Lippman Aviation; from 1987 to 1989
                                        Manager of Aircraft Programs for Ryder; from
                                        1986 to 1987 an Appraiser at Avmark Services
                                        and from 1980 to 1986 held various positions
                                        at Air Florida. Mr. Padron attended Barry
                                        University.


        *David Neeleman..............   Mr. Neeleman has been a director of Indigo since          9,000
        (United States of America)      1998. Mr. Neeleman is currently the Chief
                                        Executive Officer of jetBlue Airways. Prior
                                        to joining jetBlue Airways in 1999 Mr.
                                        Neeleman was the Chief Executive Officer of
                                        Open Skies, Inc., a corporation which
                                        provides reservation services to airlines
                                        throughout the world, from 1995 to 1999. Mr.
                                        Neeleman served as president of Morris Air
                                        from its inception in 1991 until its
                                        acquisition by Southwest Airlines in 1993.
                                        Following the acquisition of Morris Air, Mr.
                                        Neeleman served on the executive planning
                                        committee of Southwest Airlines during 1994.
                                        Mr. Neeleman is currently a director of
                                        WestJet Airlines Ltd., a Canadian lowcost
                                        airline.

        Caryl Ben Basat..............   Ms. Ben Basat has been Vice President and                 4,000
        (United States of America)      Corporate Counsel of Indigo Airlease Corporation
                                        since January 1998. Before joining Indigo,
                                        Ms. Ben Basat was the Vice President and
                                        Assistant General Counsel for The AGES Group,
                                        ALP from early 1996 through 1997. Ms. Ben
                                        Basat was in private law practice from 1994
                                        through 1995. Ms. Ben Basat is a graduate of
                                        Pace University School of Law where she
                                        received her juris doctor degree. Previously,
                                        Ms. Ben Basat held a variety of management
                                        positions in the aviation industry, including
                                        serving as a contracts consultant for
                                        Greenwich Air Services from 1989 to 1990 and
                                        working in a variety of positions for World
                                        Airways from 1981 to 1986.




        Sven Holmgren................   Mr. Holmgren has been Vice President and                      0
                                        Corporate Counsel since April 1998. Before
                                        joining Indigo, Mr. Holmgren was an attorney
                                        at Advokatfirman Lindahl in Kristiandstad,
                                        Stockholm and Malmo, Sweden since 1990. From
                                        1987 to 1990, Mr. Holmgren was serving a
                                        junior judgship at the district court of
                                        Ystad, Sweden. Mr. Holmgren served as an
                                        officer in the special forces of the Royal
                                        Swedish Marines Combat Group from 1980 to
                                        1982. Mr. Holmgren received his Master of Law
                                        at the University of Lund, Sweden.

        Clas Bergstrand..............   Mr. Bergstrand has been Vice President Technical          8,000
                                        of Indigo since August 1994. Before joining
                                        Indigo, Mr. Bergstrand was the head of the
                                        Engineering section at Malmo Aviation AB from
                                        1988 to 1994. Before that time, Mr.
                                        Bergstrand was a mechanical Designer and
                                        System Engineer at Swedair AB from 1981 to
                                        1988 and Purchaser and Systems Engineer with
                                        Transair Sweden AB from 1979 to 1980. >From
                                        1976 to 1977, Mr. Bergstrand served as an
                                        aircraft mechanic/noncommissioned officer in
                                        the Swedish Airforce. Mr. Bergstrand is a
                                        graduate of a Swedish fouryear
                                        technicalmechanical engineering school and
                                        has also earned a Business Diploma. Mr.
                                        Bergstrand is a certified Private Pilot and a
                                        Gliding Instructor appointed by the Royal
                                        Swedish Air Force.

        Arthur D. McChesney..........   Mr. McChesney is currently Senior Vice President          4,200
        (United States of America)      Technical of Indigo Airlease Corporation, a
                                        whollyowned U.S. subsidiary of Indigo, and
                                        has been with Indigo since March 1997. Before
                                        joining Indigo, Mr. McChesney was a Director
                                        of Technical Services for ILFC from 1994 to
                                        1997, a Flight Line Mechanic for Federal
                                        Express Corporation from 1992 to 1994 and a
                                        Project Manager for Douglas Aircraft Company
                                        from 1987 to 1992. Mr. McChesney has an
                                        Associate of Science Degree in Aviation
                                        Maintenance Technology from EmbryRiddle
                                        Aeronautical University. Mr. McChesney is an
                                        FAA Certified Airframe and Powerplant
                                        Mechanic and an FAA certified Private Pilot.


        *Mitchell I. Gordon..........   Mr. Gordon has been director of Indigo since                  0
        (United States of America)      1998.  Mr. Gordon has been the President of Atlas
                                        Capital Partners, a private equity investment
                                        fund, since February 1998. Before joining
                                        Atlas Capital Partners, he was a Managing
                                        Director at Salomon Smith Barney and cohead
                                        of its Transportation Investment Banking
                                        Group from July 1993 to January 1998. From
                                        1988 to 1993, Mr. Gordon was Senior Vice
                                        President of Furman Selz Inc., in charge of
                                        the Transportation and Automotive Investment
                                        Banking groups. From 1985 to 1988 he was a
                                        Vice President of Needham & Company Inc. From
                                        1981 to 1985, Mr. Gordon held various
                                        executive positions at American Broadcasting
                                        Companies, Inc. Mr. Gordon holds a Bachelor
                                        of Science degree in Business Administration
                                        from Washington University and a Masters of
                                        Business Administration from Harvard Business
                                        School.




        Arne Wennberg................   Mr. Wenneberg became a director of Indigo in             64,500
                                        1995 and became a deputy director in 1997.
                                        Mr. Wenneberg is currently a private
                                        investor. From 1985 to 1993, Mr. Wenneberg
                                        was the President of HemoCue AB, a Swedish
                                        pharmaceutical company. Before that time, Mr.
                                        Wenneberg was the General Manager of MedScand
                                        AB from 1983 to 1984 and the General Manager
                                        and International Product Manager of
                                        Molnlycke AB from 1972 to 1982. Mr. Wenneberg
                                        is currently a director of Quequoin, BM
                                        Research A/S and Volito AB.

------------
* Represents Directors of Indigo.

                                                                     SCHEDULE II

                         DIRECTORS AND EXECUTIVE OFFICERS OF
                               AerFi and AerFi Sverige

    The following table lists (1) the name, current business or residence address and present principal occupation or employment and (2) material occupations, positions, offices or employments and business addresses for the past five years, of each of our director and executive officer. Unless otherwise stated, each of our, directors and officers, and each of the proposed directors and officers of Indigo after consummation of the offer and the combination, is a citizen of Ireland.

    Except as otherwise indicated, the business address of each of our director and executive officer is, AerFi Group plc, Aviation House, Shannon, Co. Clare, Ireland. Except as otherwise indicated, each occupation listed opposite a person's name refers to employment with AerFi. None of our director or executive officer beneficially owns any material amount of outstanding Indigo shares. Our directors are indicated with an asterisk.

A.  Directors and Executive Officers of AerFi.

                                                 Present Principal Occupation or Employment;
                 Name, Citizenship           Material Positions Held During the Past Five Years
           and Current Business Address                and Business Addresses Thereof
        --------------------------------     --------------------------------------------------
        *Lord Stevenson of Coddenham CBE     Chairman Lord Stevenson became Chairman of AerFi
        (United Kingdom)                     on October 29, 1993 and is Chairman of the
                                             Organization and Compensation Committee. He is
                                             Chairman of Pearson plc and of Halifax plc and a
                                             nonexecutive director of various companies,
                                             including Manpower Inc (formerly Blue Arrow) and
                                             St. James' Place Capital plc. He is also a Bank of
                                             England nominee on the Panel of Takeovers and
                                             Mergers.

        *Patrick Blaney                      Chief Executive Mr. Blaney is a Chartered
                                             Accountant. He has been Chief Executive of AerFi
                                             since October 29, 1993 and a Director since April
                                             1993. He has held a number of senior management
                                             positions since joining AerFi as a Vice President
                                             in 1986 and has served as Deputy Chief Executive
                                             of AerFi's Leasing and Capital divisions and from
                                             April 1993 to October 1993 as AerFi's Chief
                                             Operating Officer.

        *David Bonderman                     Mr. Bonderman has been managing Partner of TPG
        (United States of America)           since 1992. Prior to 1992, Mr. Bonderman was Chief
        201 Main Street, Suite 2420,         Operating Officer and Chief Investment Officer of
        Fourth Worth,                        Keystone Inc.
        Texas 76102, USA

        *A. Michael Davies                   Mr. Davies is a Chartered Accountant. He became a
        (United Kingdom)                     Director/ Deputy Chairman of AerFi on October 29,
                                             1993 and is a member of the Audit and the
                                             Organization and Compensation Committees. Mr.
                                             Davies is Chairman of various companies, including
                                             the publicly quoted Simon Group plc., National
                                             Express Group plc, Perkins Foods plc and Corporate
                                             Services Group plc. He is also a nonexecutive
                                             director of British Airways plc and of various
                                             private companies.




        *Maurice A. Foley                    Mr. Foley has been a Director of AerFi since 1976
                                             and is Chairman of the Audit Committee and is a
                                             member of the Organization and Compensation
                                             Committee. Mr. Foley is a former Deputy Chairman,
                                             Group Chief Executive and President of the
                                             Company. He is also a nonexecutive Director of
                                             various private companies.

        *William. Franke                     Mr. Franke has been Chairman and Chief Executive of
        (United States of America)           America West Holdings Corporation since February 1997
        American West Airlines Inc.          and, since 1992, Chairman of the Board of its
        400 E Sky Harbour Boulevard,         principal subsidiary, America West Airlines, Inc.
        Phoenix, AZ 85034 USA                Mr. Franke was Chairman of Airplanes Group from
                                             1996 to 1998. Mr. Franke is owner and president of
                                             Franke & Company, Inc., a financial advisory firm.
                                             He is currently a director of Central Newspapers,
                                             Inc., publisher of the Phoenix and Indianapolis
                                             morning and evening newspapers, of Phelps Dodge
                                             Corporation, a major mining and manufacturing
                                             company and Beringer Wine Estates. He is also a
                                             director of Air Transport Association (ATA).

        *William S. Price III                Mr. Price has been Managing Partner of TPG since
        (United States of America)           1992. Prior to 1992, Mr. Price was Vice President
        345 California Street, Suite 3300,   of Strategic Planning and Business Development for
        San Francisco, California 94104      GE Capital.
        USA

        *Gerald B. Scanlan                   Mr. Scanlan became a Director of AerFi on July 26,
                                             1994. Mr. Scanlan is a nonexecutive director of
                                             various public and private companies and he is
                                             former Deputy Chairman and Group Chief Executive
                                             of Allied Irish Banks plc.

        Edward Hansom                        Chief Financial Officer since May, 1997
        (United Kingdom)

        Rose Hynes                           General Counsel since May, 1997

        Paul Farrell                         Group Treasurer since May, 1997

        Pat Dalton                           Group Chief Accountant since May, 1997

        Michael Walsh                        General Counsel since May, 1997

        John Redmond                         Company Secretary since September, 1997

------------

* Represents Directors of AerFi.


B.  Directors and Executive Officers of AerFi Sverige.


                                                Present Principal Occupation or Employment;
                Name, Citizenship            Material Positions Held During the Past Five Years
          and Current Business Address                and Business Addresses Thereof
        --------------------------------     --------------------------------------------------

        *John Redmond                        Director of AerFi Sverige since November 1999


        Pat Dalton                           Deputy director of AerFi Sverige since
                                             November 1999
------------

* Represents Directors of AerFi Sverige.


                                      LOGO

November 11, 1999

Board of Directors
Indigo Aviation AB
Sodra Forstadsgatan 4
S211 43 Malmo, Sweden

Ladies and Gentlemen:

    We understand that Indigo Aviation AB. ("Indigo") and AerFi Group PLC ("AerFi") have entered into a Combination Agreement (the "Combination Agreement") dated November 11, 1999, pursuant to which AerFi will offer to acquire the approximately 3.0 million shares of Indigo currently held by public shareholders for $13.00 per share in cash (the "Cash Purchase Price"). We also understand that certain shareholders of Indigo (as set forth in the Share Purchase Agreement, the "Inside Shareholders") and AerFi have entered into a Share Purchase Agreement (the "Share Purchase Agreement") dated November 11, 1999, pursuant to which AerFi will acquire approximately 2.3 million shares held by the Inside Shareholders for the Cash Purchase Price. Additionally, we understand that certain Inside Shareholders and AerFi have entered into a Share Exchange Agreement (the "Share Exchange Agreement") dated November 11, 1999, pursuant to which approximately 5.9 million shares currently held by such Inside Shareholders will be acquired in a stock for stock exchange whereby each such Indigo share will be exchanged for 3.7 AerFi shares, and an Option Agreement (the "Option Agreement") dated November 11, 1999 whereby such Inside Shareholders will be granted options to purchase an aggregate of 1,000,000 AerFi shares at a price of $3.17 per share. You have provided us with a copy of the Combination Agreement, the Share Exchange Agreement, the Option Agreement and the Share Purchase Agreement (together, these agreements constitute the "Transaction").

    You have asked us to render our opinion as to whether the Cash Purchase Price is fair, from a financial point of view, to the shareholders of Indigo (other than the Inside Shareholders).

    In the course of performing our review and analyses for rendering this opinion, we have:

    o reviewed the Combination Agreement, the Share Exchange Agreement, the Option Agreement and the Share Purchase Agreement;

    o reviewed Indigo's Annual Reports to Shareholders and Annual Reports on Form 20F for the fiscal years ended December 31, 1998 through 1999, and its Quarterly Reports on Form 6K for the periods ended March 31, June 30, 1999 and September 30, 1999;

    o reviewed certain operating and financial information, including projections, provided to us by management relating to Indigo's business and prospects;

    o met with certain members of Indigo's senior management to discuss Indigo's business, operations, historical and projected financial statements and future prospects;

    o reviewed the historical prices, valuation parameters and trading volume of the common shares of Indigo;

    o reviewed publicly available financial data, stock market performance data and valuation parameters of companies which we deemed generally comparable to Indigo;

    o performed discounted cash flow analyses based on the projections for Indigo furnished to us; and

    o conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

    We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information, including without limitation the projections provided to us by Indigo and current and future estimates of aircraft values as provided by Avitas and adjusted, as appropriate, by management. With respect to Indigo's projected financial results, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior managements of Indigo as to the expected future performance of Indigo, respectively. We have not assumed any responsibility for the independent verification of any such information or of the projections provided to us, and we have further relied upon the assurances of the senior managements of Indigo that they are unaware of any facts that would make the information and projections provided to us incomplete or misleading.

    In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities of Indigo, nor have we been furnished with any such appraisals. Our opinion is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof.

    We have acted as a financial advisor to Indigo in connection with the Transaction and will receive a fee for such services. In the ordinary course of business, Bear Stearns may actively trade the equity and debt securities of Indigo for our own account and for the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

    It is understood that this letter is intended for the benefit and use of the Board of Directors of Indigo and does not constitute a recommendation to the Board of Directors of Indigo or any holders of Indigo common stock as to how to vote in connection with the Transaction. This opinion does not address Indigo's underlying business decision to pursue the Transaction. This letter is not to be used for any other purpose, or reproduced, disseminated, quoted to or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any offer to purchase to be distributed to the holders of Indigo common stock in connection with the Transaction.

    Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Cash Purchase Price is fair, from a financial point of view, to the shareholders of Indigo (other than the Inside Shareholders).

Very truly yours,

BEAR, STEARNS & CO. INC.

By: /s/ Steven Begleiter
Senior Managing Director

     The depositary will accept manually signed facsimile copies of the letter of transmittal. You or your broker, dealer, commercial bank, trust company or other nominee should send or deliver the letter of transmittal, Indigo share certificates and any other required documents to the depositary at the following addresses:

                        The depositary for the offer is:

                              Bankers Trust Company


         By Mail:           By Facsimile Transmission     By Hand or Overnight
                           (For Eligible Institutions            Courier:
  123 Washington Street               only):
 New York, New York 10006                                 123 Washington Street
                                 (212) 250-5644         New York, New York 10006

 Att: Bond Transfer Unit/
        ADR Tender                                    Att: Bond Transfer Unit/
                                                             ADR Tender

                              Confirm by Telephone:
                                 (212) 250-5065

     You should address questions or requests for assistance or additional copies of this document and the letter of transmittal to the information agent or the dealer manager at their addresses and telephone numbers listed below. You may also contact your broker, dealer, commercial bank or trust company for assistance concerning the offer. You may obtain additional copies of this document, the letter of transmittal and other related materials from the information agent or the dealer manager. These documents will be furnished promptly at our expense.

                     The information agent for the offer is:

                     Corporate Investor Communications, Inc.

                                111 Commerce Road
                                    Carlstadt
                              New Jersey 07072-2586

                            Toll Free (877) 842-2405
                  Banks and Brokers Please Call: (800) 346-7885

                      The dealer manager for the offer is:

                              GREENHILL & CO., LLC
                               31 West 52nd Street
                            New York, New York 10019
                                 (212) 408-0660
                           (888) 504-7336 (Toll Free)